United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
April 2008
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Press Release
Signature Page

Financial Statements — 03/31/2008
BR GAAP
Filed at CVM and SEC on 04/24/2008
Gerência Geral de Controladoria — GECOL

CONTENTS

A—	Quarterly information		3
1 —	Balance Sheet		3
2 —	Statement of Income		4
3 —	Statement of Changes in Stockholders’ Equity		5
4 —	Statement of Cash Flows		6
5 —	Notes to the Quarterly information at March 31, 2008 and 2007		7
	5.1—	Operations	7
	5.2—	Presentation of Quarterly information	7
	5.3—	Accounting Pronouncements Recently-issued by Comissão de Valores Mobiliários	7
	5.4—	Principles and Practices of Consolidation	7
	5.5—	Summary of significant Accounting Policies	8
	5.6—	Acquisitions and divestments	8
	5.7—	Inventories	8
	5.8—	Taxes to recover or offset	9
	5.9—	Income Tax and Social Contribution	9
	5.10—	Investments	10
	5.11—	Intangible	10
	5.12—	Property, Plant and Equipment	11
	5.13—	Loans and Financing	11
	5.14—	Contingent Liabilities	13
	5.15—	Provision for asset retirement obligations	15
	5.16—	Pension Plan	15
	5.17—	Paid-up Capital	16
	5.18—	Resources linked to future mandatory conversion in shares	17
	5.19—	Treasury Stock	17
	5.20—	Remuneration of Stockholders	17
	5.21—	Financial Results	17
	5.22—	Financial Instruments - Derivatives	19
	5.23—	Selling, Administrative, Other Operating Expenses and Non Operating Income	20
6 —	Attachment I — Statement of Investments in Subsidiaries and Jointly-Controlled Companies		21
7 —	Report of the Independent Accountants		22
B—	Additional Information		24
8 —	Cash generation (unaudited)		24

9 —	Management’S Discussion and Analysis of the Operating Results in the Periods of Three Months ended March 31, 2008 Compared with March 31, 2007		25
	9.1 — Consolidated		26
	9.1.1—	Gross revenue	26
	9.1.2—	Cost of products and services	28
	9.1.3—	Selling and administrative expenses	28
	9.1.4—	Research and development	28
	9.1.5—	Other operating expenses	28
	9.1.6—	Net financial results	28
	9.1.7—	Income tax and social contribution	29
	9.2 — Parent Company		29
	9.2.1—	Gross revenue	29
	9.2.2—	Cost of products and services	29
	9.2.3—	Gross margin	29
	9.2.4—	Equity Results	29
	9.2.5—	Selling and administrative expenses	29
	9.2.6—	Research and development	29
	9.2.7—	Other operating expenses (income)	29
	9.2.8—	Net financial results	29
	9.2.9—	Income tax and social contribution	29
10 — Board of Directors, Fiscal Council, Advisory Committees and Executive Officers			30

A — Quarterly information
(A free translation of the original in Portuguese relating to the Quarterly Information prepared in thousands accordance with the requirements of Accounting Practices Generally Accepted in Brazil)
1 — Balance Sheet

Balance in	In thousands of reais
		Consolidated		Parent Company
	Notes	03/31/08	12/31/07	03/31/08	12/31/07
Assets
Current assets
Cash and cash equivalents		4.274.642	2.127.909	213.690	120.189
Accounts receivable from customers		6.857.274	7.136.189	2.621.654	2.378.892
Related parties		27.842	35.854	1.709.468	1.580.217
Inventories	5.7	7.144.282	7.257.665	1.892.280	1.931.626
Taxes to recover or offset	5.8	2.469.385	2.230.144	1.160.629	792.033
Deferred income tax and social contribution	5.9	1.445.428	1.083.642	976.397	611.306
Others		1.140.283	1.280.602	486.177	478.704

		23.359.136	21.152.005	9.060.295	7.892.967

Non-current assets
Long-term receivables
Related parties		5.316	5.320	3.395.457	3.413.194
Loans and financing		243.773	225.774	118.141	115.341
Deferred income tax and social contribution		455.487	481.779	224.076	236.845
Judicial deposits		1.310.803	863.910	804.102	775.780
Taxes to recover or offset		532.904	499.736	181.238	192.526
Advances to energy suppliers		1.000.381	1.016.260	—	—
Provisions for derivatives		1.058.937	1.191.455	1.004.257	1.064.545
Prepaid expenses		452.005	458.503	—	—
Others		397.137	219.415	220.094	106.488

		5.456.743	4.962.152	5.947.365	5.904.719

Investments	5.10	1.842.596	1.869.910	64.630.917	62.739.954
Intangibles	5.11	12.174.570	12.832.213	11.458.948	12.141.541
Property, plant and equipment	5.12	92.213.426	91.958.526	28.693.638	28.096.710
Deferred charges		70.644	123.265	—	—

		106.301.236	106.783.914	104.783.503	102.978.205

		135.117.115	132.898.071	119.791.163	116.775.891

Liabilities, and stockholders’ equity
Current liabilities
Short-term debt	5,13	1.241.127	1.007.063	352.577	296.574
Current portion of long-term debt	5,13	2.426.073	2.354.345	1.696.473	1.482.751
Payable to suppliers and contractors		4.367.240	4.293.809	1.760.496	1.927.452
Related parties		21.343	14.755	5.812.065	6.702.411
Payroll and related charges		978.903	1.343.872	493.902	775.578
Pension Plan	5.16	231.087	232.381	78.807	78.168
Proposed dividends and interest on stockholders’ equity		4.752.110	4.752.323	4.752.110	4.752.323
Provision for income tax		1.016.594	2.221.745	46.667	—
Taxes, contributions and royalties		596.946	586.156	39.039	50.156
Provisions for derivatives	5.22	973.094	612.622	78.567	47.179
Ferrovia Norte Sul subconcession		393.548	372.265	—	—
Others		1.354.607	1.554.339	398.787	500.098

		18.352.672	19.345.675	15.509.490	16.612.690

Non-current liabilities
Long-term debt	5,13	34.410.111	32.444.675	10.566.821	8.642.864
Related parties		—	62	29.309.590	29.465.682
Provisions for contingencies	5.14	3.088.283	3.188.888	1.936.847	1.978.529
Deferred income tax and social contribution	5.9	7.663.465	8.072.677	—	—
Pension Plan	5.16	3.502.754	3.807.590	576.248	590.376
Provision for asset retirement obligations	5.15	1.630.084	1.649.453	793.352	742.952
Provisions for derivatives	5.22	—	8.658	—	—
Ferrovia Norte Sul subconcession		393.548	372.265	—	—
Others		2.121.146	2.202.257	1.816.452	1.713.336

		52.809.391	51.746.525	44.999.310	43.133.739

Deferred income		8.042	93.036	—	—

Minority interest		4.664.647	4.683.373	—	—

Stockholders’ equity
Paid-up capital	5.17	28.000.000	28.000.000	28.000.000	28.000.000
Revenue reserves		28.218.530	25.965.629	28.218.530	25.965.629
Resources linked to the future mandatory conversion in shares	5.18	3.063.833	3.063.833	3.063.833	3.063.833

		59.282.363	57.029.462	59.282.363	57.029.462

		135.117.115	132.898.071	119.791.163	116.775.891

     The additional information, notes and attachment I are an integral part of the quarterly information

(A free translation of the original in Portuguese relating to the Quarterly Information prepared in thousands accordance with the requirements of Accounting Practices Generally Accepted in Brazil)

2 —	Statement of Income

Periods ended in	In thousands of reais
		Consolidated			Parent Company
	Notes	1Q/08	4Q/07	1Q/07	1Q/08	1Q/07
Operating revenues
Ore and metals	9.1.1 e 9.2.1	11.947.151	12.935.343	13.920.184	5.261.508	4.517.405
Transport services		786.846	843.341	807.377	479.940	443.984
Sales of aluminum-related products		1.171.857	1.246.540	1.432.302	72.406	31.817
Sales of steel products		320.189	265.173	331.625	—	—
Other products and services		323.015	230.889	137.422	58.230	24.030

		14.549.058	15.521.286	16.628.910	5.872.084	5.017.236
Value Added taxes		(424.318)	(436.392)	(379.547)	(316.983)	(260.206)

Net operating revenues		14.124.740	15.084.894	16.249.363	5.555.101	4.757.030

Cost of products and services
Ores and metals	9.12 e 9.2.2	(5.666.470)	(6.270.379)	(5.585.696)	(3.239.333)	(2.573.349)
Transport services		(492.330)	(538.295)	(512.073)	(209.072)	(175.773)
Aluminum-related products		(805.832)	(853.533)	(773.254)	(71.765)	(18.174)
Steel products		(297.768)	(277.203)	(310.695)	—	—
Other products and services		(249.123)	(220.749)	(65.109)	(10.246)	(9.071)

		(7.511.523)	(8.160.159)	(7.246.827)	(3.530.416)	(2.776.367)

Gross profit		6.613.217	6.924.735	9.002.536	2.024.685	1.980.663

Gross margin		46,8%	45,9%	55,4%	36,4%	41,6%

Operating expenses
Selling and Administrative	5.23	(599.849)	(799.437)	(601.864)	(293.179)	(217.054)
Research and development		(331.006)	(462.219)	(239.050)	(185.447)	(116.184)
Other operating expenses	5.23	(357.463)	(607.753)	(81.624)	(88.678)	206.260

		(1.288.318)	(1.869.409)	(922.538)	(567.304)	(126.978)

Operating profit before financial results and results of equity investments		5.324.899	5.055.326	8.079.998	1.457.381	1.853.685

Results of equity investments

Gain on investments accounted for by the equity method	5.10	45.041	46.097	34.626	2.615.712	5.509.876
Provision for losses		—	—	—	3.014	—
Exchange variation in stockholders’ equity and goodwill of companies abroad		(105.071)	(287.102)	(24.542)	(829.035)	(1.915.233)
Amortization of goodwill	5.11	(389.150)	(332.583)	(262.654)	(389.150)	(260.842)

		(449.180)	(573.588)	(252.570)	1.400.541	3.333.801

Financial results, net	5.21	(2.056.167)	394.886	(208.342)	(678.918)	386.133

Non-operating income	5.23	138.879	—	—	—	—

Income before income tax and social contribution		2.958.431	4.876.624	7.619.086	2.179.004	5.573.619

Income tax and social contribution	5.9	(669.883)	(182.878)	(2.074.729)	73.891	(478.296)

Income before minority interests		2.288.548	4.693.746	5.544.357	2.252.895	5.095.323

Minority interest		(35.653)	(284.078)	(449.034)	—	—

Net income for the period		2.252.895	4.409.668	5.095.323	2.252.895	5.095.323

Number of shares outstanding at the end of the period (in thousands)		4.832.391	4.832.391	4.832.390	4.832.391	4.832.390

Net earnings per share outstanding at the end of the period (R$)		0,47	0,91	1,05	0,47	1,05

The additional information, notes and attachment I are an integral part of the quarterly information
(a) Includes 30,341,144 and 56,582,040 preferred and common shares, respectively, linked to issue of mandatory convertible notes, (see note 5.18).

(A free translation of the original in Portuguese relating to the Quarterly Information prepared in thousands accordance with the requirements of Accounting Practices Generally Accepted in Brazil)

3—	Statement of Changes in Stockholders’ Equity

Balance in	In thousands of reais
		Revenue reserves
								Resources
								linked to
								mandatory
	Paid-up	Expansion/	Treasury	Unrealized		Fiscal	Retained	conversion
	capital	Investments	stock	income	Legal	incentives	earnings	in shares	Total
December 31, 2006	19.492.401	18.108.363	(790.308)	122.500	2.070.962	92.840	—	—	39.096.758

Net income for the period	—	—	—	—	—	—	20.005.562	—	20.005.562
Capitalization of reserves	8.507.599	(7.672.690)	—	—	(751.545)	(83.364)	—	—	—
Realization of reserves	—	—	—	(61.617)	—	—	61.617	—	—
Exchange — Samitri shares of incorporated companies	—	—	84	—	—	—	—	—	84
Interim dividends	—	(370.050)	—	—	—	—	(14.402)	—	(384.452)
Stockholder’s remuneration proposed	—	—	—	—	—	—	(4.752.323)	—	(4.752.323)
Resources linked to mandatory conversion in shares	—	—	—	—	—	—	—	3.063.833	3.063.833
Appropriation to revenue reserves	—	14.219.808	—	—	1.000.278	80.368	(15.300.454)	—	—

December 31, 2007	28.000.000	24.285.431	(790.224)	60.883	2.319.695	89.844	—	3.063.833	57.029.462
Net income for the period	—	—	—	—	—	—	2.252.895	—	2.252.895
Exchange — Samitri shares of incorporated companies	—	—	6	—	—	—	—	—	6

March 31, 2008	28.000.000	24.285.431	(790.218)	60.883	2.319.695	89.844	2.252.895	3.063.833	59.282.363

The additional information, notes and attachment I are an integral part of the quarterly information

(A free translation of the original in Portuguese relating to the Quarterly Information prepared in thousands accordance with the requirements of Accounting Practices Generally Accepted in Brazil)

4—	Statement Of Cash Flows

Periods ended in	In millions of reais
	Consolidated			Parent Company
	1Q/08	4Q/07	1Q/07	1Q/08	1Q/07
Cash flows from operating activities:
Net income for the period	2.252.895	4.409.668	5.095.323	2.252.895	5.095.323
Adjustments to reconcile net income for the period with cash provided by operating activities:
Results of equity investments	449.180	573.588	252.570	(1.400.541)	(3.333.801)
Sale of assets	(138.879)	—	—	—	—
Depreciation, amortization and depletion	1.312.885	1.299.929	805.022	425.287	322.938
Deferred income tax and social contribution	(537.846)	(505.346)	(328.286)	(352.321)	(55.886)
Financial expenses and monetary and exchange rate variations on assets and liabilities, net	(77.954)	(2.007.868)	228.093	(461.940)	(1.612.219)
Minority interest	35.653	284.078	449.034	—	—
Disposal of property, plant and equipment	127.820	203.122	81.218	29.986	12.273
Amortization of goodwill in the cost of products sold	43	22	51.416	—	51.366
Net unrealized losses (gains) on derivatives	547.671	(606.306)	(166.846)	67.449	(327.289)
Dividends/interest on stockholders’ equity received	—	75.018	—	106.292	376.095
Others	87.051	(48.755)	342.541	(22.860)	335.435

	4.058.519	3.677.150	6.810.085	644.247	864.235

Decrease (increase) in assets:
Accounts receivable	377.318	348.529	360.078	(242.762)	(1.100.588)
Inventories	148.070	(474.528)	(181.494)	60.284	(81.097)
Advances to energy suppliers	60.915	45.036	(66.942)	—	—
Others	(389.280)	513.830	(775.705)	(409.750)	70.968

	197.023	432.867	(664.063)	(592.228)	(1.110.717)

Increase (decrease) in liabilities:
Suppliers and contractors	(13.259)	559.046	(844.892)	(166.956)	(395.412)
Payroll and related charges	(448.597)	165.339	(362.015)	(281.675)	(231.608)
Taxes and contributions	(1.393.645)	(1.084.398)	(68.022)	35.550	(3.274)
Others	(50.039)	(49.994)	(760.551)	(109.075)	550.621

	(1.905.540)	(410.007)	(2.035.480)	(522.156)	(79.673)

Net cash provided by operating activities	2.350.002	3.700.010	4.110.542	(470.137)	(326.155)

Cash flows from investing activities:
Loans and advances receivable	36.486	(39.358)	13.000	41.609	239.711
Guarantees and deposits	(61.215)	(87.246)	(73.143)	(47.231)	(57.959)
Additions to investments	(18.580)	(362.197)	(31.570)	(69.299)	(470.472)
Additions to property, plant and equipment	(3.107.620)	(4.681.207)	(2.439.298)	(1.051.181)	(763.772)
Proceeds from disposal of property, plant and equipment/investments	370.501	—	—	—	—
Net cash used in acquisitions and increase of funds to subsidiaries, net of the cash of subsidiary	—	—	(4.327.053)	—	—

Net cash used in investing activities	(2.780.428)	(5.170.008)	(6.858.064)	(1.126.102)	(1.052.492)

Cash flows from (used in) financing activities:
Short-term debt additions	1.628.814	3.973.382	1.301.038	389.902	670.579
Short-term debt repayments	(1.300.570)	(3.548.783)	(744.480)	(1.129.163)	(1.654.366)
Long-term debt	2.462.884	1.209.711	14.132.541	2.581.278	15.284.952
Repayments:
Related parties	—	—	—	(5.059)	(19.661)
Financial institutions	(213.975)	(250.080)	(13.271.198)	(147.223)	(12.913.411)
Interest on stockholders’ equity paid to stockholders and dividends	—	(2.664.378)	(121.452)	—	—
Treasury stock	6	—	81	6	81

Net cash provided by (used in) financing activities	2.577.159	(1.280.148)	1.296.530	1.689.741	1.368.174

Increase (decrease) in cash and cash equivalents	2.146.733	(2.750.146)	(1.450.992)	93.502	(10.473)
Cash and cash equivalents, beginning of the period	2.127.909	4.878.055	9.777.975	120.188	203.090

Cash and cash equivalents, end of the period	4.274.642	2.127.909	8.326.983	213.690	192.617

Cash paid during the period for:
Short-term interest	(33.569)	(18.132)	(18.153)	(27.211)	(80)
Long-term interest	(494.244)	(649.135)	(444.827)	(758.458)	(545.981)
Income tax and social contribution	(2.930.050)	(867.009)	(890.400)	(564.914)	(21.277)
Non-cash transactions:
Additions to property, plant and equipment — interest capitalization	(11.532)	144.764	(78.223)	(21.960)	(78.223)
Transfer of advance for future capital increase to investments	—	—	—	(24.800)	(8.210)
The additional information, notes and attachment I are an integral part of the quarterly information

(A free translation of the original in Portuguese relating to the Quarterly Information prepared in thousands accordance with the requirements of Accounting Practices Generally Accepted in Brazil)

5—	Notes to the Quarterly Information at March 31, 2008 and 2007
Expressed In thousands of reais

5.1—	Operations
Companhia Vale do Rio Doce (Vale) is a publicly limited liability company whose predominant activities are mining, processing and sale of iron ore, pellets, copper concentrate and potash, as well as logistic services, power generation and mineral research and development. In addition, through its direct and indirect subsidiaries and jointly controlled companies, operates in iron ore and pellets, nickel, copper, precious metals, cobalt (by product), manganese and ferroalloys, kaolin, coal, steel, aluminum-related products and logistics.

5.2—	Presentation of Quarterly information
The quarterly information has been prepared in conformity with accounting practices followed in Brazil, based on corporate legislation, as well as the rules and guidelines issued by the Comissão de Valores Mobiliários — CVM (Brazilian Securities Commission).
As part of the quarterly information, the Company presents as complemental information the calculation of the earnings before financing results, equity results, income tax and social contribution, depreciation and amortization — LAJIDA (EBITDA)
Although the EBITDA, as defined before, does not provide valuation for operational cash flow for Brazilian accounting principles, it is often used by financial analysts on valuation of business and The Company Management uses this indicator to measure operational performance.

5.3—	Accounting Pronouncements Recently-issued by Comissão de Valores Mobiliários
On December 28, 2007, Law 11.638 was enacted, altering, revoking and adding new provisions to the Brazilian Corporate Law, especially with respect to chapter XV, Fiscal Year and Financial Statements. This Law is effective for fiscal years beginning on or after January 1, 2008 and was designed primarily to update the Brazilian Corporate Law, so as to enable the convergence of Brazilian accounting practices with International Accounting Standards (IFRS) and allow the Brazilian Securities Commission (CVM) to issue new accounting standards and procedures, in conformity with such international accounting standards.
The full convergence with international accounting standards is still subject to regulation by the CVM. In line with this regulation process, on January 29, 2008 THE CVM issued Resolution No 534, approving technical pronouncement CPC 02 (Committee of Pronouncements Accounting), which addresses the effects of changes in exchange rates and conversion of Financial Statements.
Considering that the regulation process will require the issue of several new pronouncements, the Company’s management opted to apply the provisions of Law No. 11.638/07 only to the financial statements for the year ending December 31, 2008. Accordingly, the Financial Statements for the first quarter have been prepared without contemplating the changes to accounting practices introduced Law No 11.638/07, as permitted by the rules of the CVM.
The main change already regulated that will impact the income for the year is the treatment of the net exchange variation on investments abroad (expenses of R$829,035 in 1Q08), which will be recognized directly in shareholders’ equity, being the net income affected in the same amount.
With respect to ongoing process of convergence with international accounting standards, the Company believes that the income will not be affected by the treatment of goodwill amortization of goodwill on acquired companies (expenses of R$389,150 in 1Q08), as well as the tax effect.

5.4—	Principles and Practices of Consolidation
The consolidated quarterly information shows the balances of assets and liabilities on 03/31/2008 and 12/31/2007, and of the quarterly periods ended on 03/31/2008, 12/31/2007 and 03/31/2007, of Parent Company operations, its direct and indirect subsidiaries and its jointly-controlled companies. The principal figures of the subsidiaries and jointly-controlled companies included in the consolidation are presented in Attachment I.
The Company Investments in hydroelectric projects are recorded in the accounting proportion to participate in the Company’s liabilities and expenses, which is based on proportional participation by the quota holding on power output. The Company does not have joint responsibility for any obligation and all costs, revenues, assets and liabilities recorded refer to the entities of the group. Since there is no separated legal entity for the project, there are no separated financial statements, income tax return, net income or shareholders’ equity. The Brazilian legislation clearly states that there is no separate entity under the terms of consortium contract and the Company external legal counsel confirmed that conclusion. Thus the Company recognizes the proportional share of costs and its undivided interests in assets related to hydroelectric projects.

There were no changes in the practices of consolidation of the Company since 12/31/2007.

5.5—	Summary of significant Accounting Policies
(a)	The quarterly information has been prepared with the same principles, methods and criteria consistent with the ones adopted in the period ended 12/31/2007; and

(b)	In preparing the condensed consolidated financial statements, the company is required to use estimates to account for certain assets, liabilities, and transactions. Therefore the consolidated financial statements include various estimates concerning the selection of useful lives of property, plant and equipment, provisions for losses on assets, contingent liabilities, operational provisions and other similar evaluations. Actual results may vary from the estimates.

5.6—	Acquisitions and disinvestments
(a)	In March 2008, the Board of Directors approved the proposal for merging its whole-owned subsidiary Ferro Gusa Carajás S.A. (FGC). Therefore, the proposal will be submitted to Vale’s shareholders at a meeting to be convened in April 2008.

(b)	In February 2008, the Company sold its 4.83% common stock interest in Jubillee Mines N.L(held by Vale Inco), for R$231,788 with a gain of R$138,979.

(c)	In October 2007 the Company won the auction for commercial exploitation of a 720 km stretch of the North-South railroad (FNS), during 30 years, running from Açailândia, state of Maranhão, to Palmas, state of Tocantins in the amount of R$1,478. The amount of R$ 739 was already paid, which represents 50% of the sub concession. The second installment, equal to 25% of the amount is scheduled to be paid in December 2008, while the last installment shall be paid at the time of the completion of the last part of the railroad, increased by IGP-DI until the payment date;

5.7—	Inventories

	Consolidated		Parent Company
	03/31/08	12/31/07	03/31/08	12/31/07
Finished products
. Nickel, co-products and sub products Inco	3.048.381	3.209.202	—	—
. Iron ore and pellets	1.087.295	1.109.947	899.498	966.690
. Manganese and ferroalloys	211.157	186.261	—	—
. Aluminum products	282.181	326.803	20.816	59.750
. Copper	56.967	27.208	56.967	27.208
. Steel products	71.360	59.138	—	—
. Other	165.584	205.326	7.165	5.643

	4.922.925	5.123.885	984.446	1.059.291
Spare parts and maintenance supplies	2.221.357	2.133.780	907.834	872.335

	7.144.282	7.257.665	1.892.280	1.931.626

5.8—	Taxes to recover or offset

	Consolidated		Parent Company
	03/31/08	12/31/07	03/31/08	12/31/07
Income tax	1.421.547	1.292.565	713.936	377.934
ICMS (“Valued-added tax”)	649.835	590.873	412.268	431.577
PIS and COFINS	782.535	711.533	147.494	114.809
INSS	35.447	32.230	34.208	31.387
Others	112.925	102.679	33.961	28.852

Total	3.002.289	2.729.880	1.341.867	984.559

Current	2.469.385	2.230.144	1.160.629	792.033
Non-current	532.904	499.736	181.238	192.526

	3.002.289	2.729.880	1.341.867	984.559

5.9—	Income Tax and Social Contribution
The amounts reported as income tax and social contribution, which affected the results for the period, are as follows:

	Consolidated			Parent Company
	1Q/08	4Q/07	1Q/07	1Q/08	1Q/07
Income before income tax and social contribution	2.958.431	4.876.624	7.619.086	2.179.004	5.573.619
Results of equity investment	449.180	573.588	252.570	(1.400.541)	(3.333.801)

	3.407.611	5.450.212	7.871.656	778.463	2.239.818
Income tax and social contribution at combined tax rates	34%	34%	34%	34%	34%

Federal income tax and social contribution at statutory rates	(1.158.588)	(1.853.072)	(2.676.363)	(264.677)	(761.538)
Adjustments that affects the basis of taxes:
Income tax benefit from interest on stockholders’ equity	295.611	203.761	211.239	295.611	211.239
Fiscal incentives	26.482	62.690	106.869	11.033	12.039
Results of foreign companies taxed by different rates which difference than the parent company rate	450.904	1.405.457	395.727	—	—
Reduced incentive rate	16.837	17.450	19.144	—	—
Others	(301.129)	(19.164)	(131.345)	31.924	59.964

Income tax and social contribution	(669.883)	(182.878)	(2.074.729)	73.891	(478.296)

The deferred assets and liabilities related to income tax and social contribution arising from tax losses, negative social contribution bases and temporary differences are recognized from an accounting standpoint considering an analysis of likely future results, based on economic and financial projections prepared based on internal assumptions and macroeconomic, commercial and fiscal scenarios which could change in the future.
Vale has certain tax incentives of reduction and exemption of income taxes. The incentives are calculated based on exploitation profit and are based on the production levels recognized and incentive to the defined periods of each product and expire from 2008 to 2013. An amount equal to the tax saving must be appropriated to a reserve account within stockholders’ equity and may not be distributed in the form of cash dividends.
Vale also has also tax incentives related to Goro Project in New Caledonia. These incentives include an income tax holiday during the construction phase of the project and throughout a 15-year period commencing in the first year in which commercial production, as defined by the applicable legislation, is achieved followed by a five-year, 50 per cent income tax holiday.
In addition, Goro qualifies for certain exemptions from indirect taxes such as import duties during the construction phase and throughout the commercial life of the project. Certain of these tax benefits, including the income tax holiday, are subject to an earlier phase out should the project achieve a specified cumulative rate of return. Vale is subject to a branch profit tax commencing in the first year in which commercial production is achieved, as defined by the applicable legislation. To date, there has been no net income for New Caledonia tax purposes. The benefits of this legislation are expected to apply with respect to any taxes otherwise payable once the Goro project is in operation.

5.10—	Investments
Consolidated

	Investments		Equity Results
	03/31/08	12/31/07	1Q/08	4Q/07	1Q/07
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS (a, b)	306.961	306.961	—	—	—
Shandong Yankuang International Company Ltd.	40.680	41.119	76	3.996	7
Henan Longyu Resources Co. Ltd.	239.434	204.084	37.666	21.978	19.904
Logística intermodal S/A	193.199	189.209	9.214	12.377	—
ThyssenKrupp CSA — Cia Siderúrgica (b)	686.365	686.365	—	—	—
Jubilee Mines N.L ( b )	—	90.232	—	—	—
Mirabela Nickel Ltd ( b )	49.332	51.444	—	—	—
Skye Resources Inc ( b )	134.912	138.781	—	—	—
Heron Resources Inc ( b )	41.940	42.472	—	—	—
Other	127.038	119.243	(1.915)	7.746	14.715

	1.819.861	1.869.910	45.041	46.097	34.626

(a)	This participation valued at market price on the balance sheet date is R$ 1.019.147; and

(b)	Investments at cost.

5.11—	Intangible
These assets refer basically to goodwill based on future results expectative.

	Intangible		Goodwill amortization
	03/31/08	12/31/07	1Q/08	4Q/07	1Q/07
Intangible by segment

Iron ore and pellets (b)
Goodwill of Minerações Brasileiras Reunidas — MBR
(Includes goodwill Caemi) (b)	4.476.251	4.614.863	(138.612)	(138.612)	(129.894)
Goodwill of Sociedade de Mineração Estrela do Apolo	25.684	25.684	—	—	—
Other companies (b)	6.320	6.368	(1.018)	(2.158)	(1.812)

	4.508.255	4.646.915	(139.630)	(140.770)	(131.706)

Nickel
Goodwill of Inco Limited (b)	6.886.185	7.365.519	(247.784)	(188.709)	(130.948)
Other rights Vale Inco	715.622	690.672	—	—	—

	7.601.807	8.056.191	(247.784)	(188.709)	(130.948)

Coal
Goodwill of Vale Australia (b)	64.508	129.107	(1.736)	(3.104)	—

Total consolidated	12.174.570	12.832.213	(389.150)	(332.583)	(262.654)

Intangible not recorded at the parent company	(715.622)	(690.672)	—	—	—

Total parent company	11.458.948	12.141.541	(389.150)	(332.583)	(262.654)

(a)	Goodwill not recorded in the parent company; and

(b)	Goodwill based on future results expectation (stated period of amortization of 10 years).

5.12 —	Property, Plant and Equipment
Average quoted market price

	Consolidated					Parent Company
				03/31/08	12/31/07			03/31/08	12/31/07
	Average	Low	High	Preferred	Preferred	Low	High	Preferred	Preferred
Lands	—	196.580	—	196.580	195.936	99.873	—	99.873	99.229
Buildings	3,65%	7.441.958	(1.830.224)	5.611.734	5.917.529	2.903.067	(860.803)	2.042.264	2.010.134
Installations	3,78%	24.578.491	(8.164.076)	16.414.415	15.564.941	12.346.917	(3.680.674)	8.666.243	8.147.394
Equipment	7,36%	11.185.491	(3.648.244)	7.537.247	7.503.113	4.074.854	(1.403.195)	2.671.659	2.622.985
Information technology equipment	20,00%	1.759.568	(838.428)	921.140	811.736	1.553.459	(729.206)	824.253	791.847
Railroads	3,03%	12.356.800	(4.052.541)	8.304.259	7.995.631	9.477.770	(3.681.574)	5.796.196	5.549.021
Mineral rights (note 7.4 (n))	3,25%	25.328.603	(2.098.774)	23.229.829	24.128.378	1.539.191	(302.997)	1.236.194	1.255.003
Others	7,30%	10.029.277	(2.342.410)	7.686.867	8.322.037	2.753.769	(1.216.070)	1.537.699	1.549.611

		92.876.768	(22.974.697)	69.902.071	70.439.301	34.748.900	(11.874.519)	22.874.381	22.025.224
Construction in progress		22.311.355	—	22.311.355	21.519.225	5.819.257	—	5.819.257	6.071.486

Total		115.188.123	(22.974.697)	92.213.426	91.958.526	40.568.157	(11.874.519)	28.693.638	28.096.710

5.13 —	Loans and Financing
Current

	Consolidated		Parent Company
	03/31/08	12/31/07	03/31/08	12/31/07
Trade finance	1.241.127	1.007.063	352.577	296.574

	1.241.127	1.007.063	352.577	296.574

Non-current

		Consolidated				Parent Company
		Current liabilities		Long-term liabilities		Current liabilities		Long-term liabilities
		03/31/08	12/31/07	03/31/08	12/31/07	03/31/08	12/31/07	03/31/08	12/31/07

Foreign operations

Loans and financing in:
U.S. dollars	1)	421.403	411.240	11.594.198	11.471.874	301.990	312.040	937.373	1.081.135
Other currencies		92.493	114.097	373.994	378.510	7.162	9.908	19.767	18.374
Notes in U.S. dollars	2)	—	—	11.682.322	11.841.278	—	—	—	—
Export securitization		93.682	93.959	335.096	363.414	—	—	—	—
Perpetual notes		—	—	151.789	154.975	—	—	—	—
Accrued charges		341.514	499.129	—	—	8.129	33.182	—	—

		949.092	1.118.425	24.137.399	24.210.051	317.281	355.130	957.140	1.099.509

Local operations

Indexed by TJLP, TR, IGP-M and CDI		1.142.119	1.146.208	4.331.720	2.242.433	1.044.440	1.039.610	4.100.247	2.033.178
Basket of currencies		2.571	2.835	9.434	10.166	2.461	2.689	9.434	10.166
Loans in U.S. dollars		—	—	—	66.083	—	—	—	—
Non-convertible debentures	3)	—	—	5.931.558	5.915.942	—	—	5.500.000	5.500.011
Accrued charges		332.291	86.877	—	—	332.291	85.322	—	—

		1.476.981	1.235.920	10.272.712	8.234.624	1.379.192	1.127.621	9.609.681	7.543.355

		2.426.073	2.354.345	34.410.111	32.444.675	1.696.473	1.482.751	10.566.821	8.642.864

Pursuant to the acquisition of Vale Inco we carried out various financial operations to repay the initial US$ 14.6 billion bridge loan, used to finance the acquisition, as follows:
1)	In December 2006, an agreement was celebrated with a bank syndicate to enter in a pre-export finance transaction of US$6.0 billion. The transaction includes a US$5.0 billion tranche, five-year maturity, at Libor plus 0.625% per year, and a US$1.0 billion tranche, seven-year maturity, at Libor plus 0.75% per year.

2)	In November 2006, the Company issued US$3.75 billion with maturity of 10 and 30 years. The US$1.25 billion notes due in 2017 bear a coupon rate of 6.25% per year, payable semi-annually, and were priced with a yield to maturity of 6.346% per year. The US$ 2.50 billion notes due in 2036 bear a coupon rate of 6.875% per year, payable semi-annually, and were priced with a yield to maturity of 6.997% per year.

3)	In December 2006, the Company issued in the Brazilian market non-convertible debentures in an amount of R$5.5 billion, in two series. The first series, due on November 20, 2010, R$1.5 billion, will be remunerated at 101.75% of the accumulated variation of the Brazilian CDI (interbank certificate of deposit) interest rate, payable semi-annually. The second series, due on November 20, 2013, R$4.0 billion, will be remunerated at the Brazilian CDI interest rate plus 0.25% per year, also payable semi-annually. These debentures can be traded in the secondary market, through the Sistema Nacional de Debêntures (SND).

In 2007, the company settled the balance of the bridge in the amount of US$ 2.25 billion, US$2.1 billion of pre-export finance with the bank syndicate with cash availability. Additionally, the Company liquidated US$380 of its debt.
(a)	On March 31, 2008, the consolidated debt was secured as follows:
•	Loans guaranteed by the Federal Government with a value of R$120,715 for which we offered counter-guarantees;

•	Securitization program of R$434,361 (including interest of R$5,583); and

•	Receivables in an amount of R$576,236.
(b)	Amortization of principal and financing charges incurred on long-term loans and financing obtained abroad and domestically maturing as follows, as of March 31, 2008:

	Consolidated		Parent Company
2009	774.027	2%	221.786	2%
2010	4.778.246	14%	1.863.941	18%
2011	4.827.990	14%	294.919	3%
2012	2.152.300	6%	155.869	1%
2013 onwards	21.294.200	62%	8.030.306	76%
No due date (perpetual notes and debentures)	583.348	2%	—	0%

	34.410.111	100%	10.566.821	100%

(c)	Some of our long-term debt instruments contain financial covenants. Our principal covenants require us to maintain certain ratios, such as debt to EBITDA and interest coverage. The Company is full compliance with our financial covenants as of March 31, 2008.

5.14—	Contingent Liabilities
The Company and its subsidiaries are party to labor, civil, tax and other suits and have been contesting these matters both administratively and in court. When applicable, these are backed by judicial deposits. Provisions for losses are estimated and restated monetarily and backed by management opinions and of the Legal Department and outside counsel.

At the Financial Statements dates the contingent liabilities of the Company were:

(a)	Provisions for contingencies net from judicial deposits, considered by management and its legal counsel as sufficient to cover losses from any type of lawsuit, as follows:

	Consolidated		Parent Company
	03/31/08	12/31/07	03/31/08	12/31/07
a) Tax contingencies	2.730.475	3.268.740	1.738.293	1.804.312
(-) Judicial deposits	(953.632)	(1.345.782)	(816.398)	(802.707)

	1.776.843	1.922.958	921.895	1.001.605

b) Civil contingencies	612.983	575.471	438.921	419.069
(-) Judicial deposits	(284.814)	(277.094)	(207.705)	(202.486)

	328.169	298.377	231.216	216.583

c) Labor contingencies	956.671	936.724	780.686	757.300
d) Environmental contingencies	26.600	30.829	3.050	3.041

Total accrued liabilities	3.088.283	3.188.888	1.936.847	1.978.529

	03/31/08	03/31/08
Balance at the beginning of the period	3.188.888	1.978.529
Provisions, net of reversals	(584.360)	(126.039)
Payment	(8.330)	(7.289)
Monetary update	107.655	110.556
Judicial deposits	384.430	(18.910)

Balance at the end of period	3.088.283	1.936.847

a)	Tax Contingencies:
The major suits are:
•	Value-Added Tax on Sales and Services (ICMS) — The contingent figure refers to the credit right of differential rates regarding the transfer of assets between company branches;

•	Services Tax (ISS) — The major claims are regarding local tax collecting disputes;

•	Tax for Social Security Financing (COFINS) — The major contingencies, related to merged companies refer to the increase of the rate from 2% to 3% between 1999 and 2000;

•	Import Duty (II) — The provision made is related to the Fiscal classification of equipment importation by merged companies;

•	Additional Compensation to harbour workers (AITP) — Amounts regarding the collection of compensation amounts for public harbour workers equalized to Private Harbour;

•	Income Tax and Social Contribution — Essentially regarding a fiscal loss compensation and negative bases of social contribution disputing the limit of 30% of taxable earnings and monetary variations of asset from merged companies; and

•	Others — Regarding dispute of tax credit compensations and basis of calculation of Finance Compensation by Exploration of Mineral Resources — CFEM.

b)	Civil Contingencies:
The civil actions are principally related to claims made against us by contractors in connection with losses alleged to have been incurred by them as a result of various past government economic plans, accidents and return of land.
c)	Labor Contingencies:
Labor and social security-related actions principally comprise claims for (a) payment of time spent traveling from their residences to the work-place, (b) additional health and safety related payments and (c) disputes about the amount of indemnities paid upon dismissal and the one-third extra holiday pay.

In addition to the contingencies, there are other contingent provisions, which there are possible losses totaling R$4,365 (R$2,600 parent company) based on the advice of legal counsel, it was not necessary to constitute any provision.
(b)	The Company gave to its jointly controlled company Samarco a guarantee in the amount of R$1 (R$6 in 2006) related to debt guarantee to IFC, with maturity in 2008 in US dollar, for which there are no counter-guarantees.

(c)	In connection with the Girardin Financing, the Company provides certain guarantees on behalf of Goro pursuant to which we guaranteed payments due from Goro of up to a maximum amount of US$100 millions (“Maximum Amount”) in connection with an indemnity. We also provided an additional guarantee covering the payments due from Goro of (a) amounts exceeding the Maximum Amount in connection with the indemnity and (b) certain other amounts payable by Goro under a lease agreement covering certain assets.

The Company provides a guarantee covering certain termination payments due from Goro to the supplier under an electricity supply agreement (“ESA”) entered into in October 2004 for the Goro nickel-cobalt project. The amount of the termination payments guaranteed depends upon a number of factors, including whether any termination of the ESA is as a result of a default by Goro and the date on which an early termination of the ESA were to occur. If Goro defaults under the ESA prior to the anticipated start date for supply of electricity to the project, the termination payment, which currently is at its maximum, would be 145 millions euros. Once the supply of electricity under the ESA to the project begins, the guaranteed amounts will decrease over the life of the ESA.

The Company expects such guarantees to be not executed and therefore no provisions for losses have been made.

(d)	At the time of our privatization in 1997, the Company issued debentures to its then-existing shareholders, including the Brazilian Government. The terms of the debentures, were set to ensure that the pre-privatization shareholders, including the Brazilian Government would participate in possible future financial benefits that could be obtained from exploiting certain mineral resources.

A total of 388,559,056 Debentures were issued at a par value of R$0.01 (one cent), whose value is to be restated in accordance with the variation in the General Market Price Index (IGP-M), as set forth in the Issue Deed.

The debenture holders are entitled to receive semi-annual payments equivalent to a percentage of the net revenue deriving from certain mineral resources owned in May 1997 and included in the Issue Deed.

According to the Debenture Issue Deed, the amount of the premium must include interest up to the month prior to that of effective payment, plus 1% in the month in which the funds are made available to the debenture holder.

The accumulated sales of iron ore of the mines covered by the debentures, in the period between May 1997 and June 30, 2007, were 500 million metric tons in the Southeast System and 579 million metric tons in the North System, Carajas. In the event of the annual sales of iron ore remain equal to the level achieved in the last twelve months, the levels mentioned in the Issue Deed to start payment of premium of 1.7 billion metric tons for the Southeast and System 1, 2 billion metric tons to the North System, would be achieved in 2027 and 2015, respectively. However, this prediction could not be confirmed and may the dates mentioned to achieve the levels of production of 1.7 billion tons (Southeast System) and 1.2 billion tons (System North) are anticipated or neglected.

The Company made available payment related to debentures in the amount of R$8,640 in 2008 and R$21,970 in 2007.

5.15—	Provision for asset retirement obligations
On 03/31/08, the consolidated provision for asset retirement obligations amounted to R$108,438 (R$45.780 in the parent company), which was accounted for in “Provision for asset retirement obligations” in non-current liabilities and R$1,630,084 (R$ 793,252 in the parent company) classified in “Other” in current liabilities.

5.16—	Pension Plan
The following information shows the details the status of the defined benefit elements of the Company plans, of the valuation of actuarial obligations and of the sponsor contribution to the plans.
a)	Pension Plan

The results of the actuarial valuation were as follows:

	Consolidated
	03/31/08			12/31/07
	(*) Overfunded	Underfunded	Underfunded	(*) Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits
Fair value of plan assets at the end of the year	(5.663.007)	(6.983.354)	(2.437.000)	(5.629.443)	(7.125.851)	(2.667.653)
Fair value of assets at the end of the year	7.483.101	6.324.784	16.784	7.417.297	6.405.060	16.997
Net gains not recognized on the balance sheet	—	—	—	—	—	—
Actuarial assets / (liabilities) recorded in the balance sheet:
Short-term	—	(36.915)	(115.365)	—	(37.383)	(116.826)
Long-term	—	(621.655)	(2.304.851)	—	(683.408)	(2.533.830)

Actuarial assets / (liabilities) recorded in the balance sheet	1.820.094	(1.317.140)	(4.840.432)	1.787.854	(1.441.582)	(5.301.312)

	Parent Company
	03/31/08			12/31/07
	(*) Overfunded	Underfunded	Underfunded	(*) Overfunded	Underfunded	Underfunded
	pension plans	pension plans	other benefits	pension plans	pension plans	other benefits
Fair value of assets at the end of the year	7.483.101	—	—	7.417.297	—	—
Fair value of plan assets at the end of the year	(5.663.007)	—	—	(5.629.443)	—	—

Actuarial assets / (liabilities) recorded in the balance sheet	1.820.094	—	—	1.787.854	—	—

(*)	The Company has not recorded the actuarial asset on its balance sheet, since there is no clear evidence to its realization, as established by item 49 of NPC 26.
a)	Actuarial liability

Refers to the responsibility of the Company to complement the retirements, pensions and health assistance related to the incentive to the disconnecting of some employees occurred between 1987 and 1989.

The results of the actuarial evaluation of this liability are as follows:

	Consolidated (*)
	03/31/08		12/31/07
		“Abono		“Abono
	Health care	Complementação”	Health care	Complementação”
Fair value of assets at the end of the year	—	282.348	—	258.703
Fair value of plan assets at end of year	(268.663)	(668.740)	(268.330)	(658.917)
Actuarial liabilities recorded in the balance sheet:
Short-term	(16.227)	(62.580)	(20.052)	(58.116)
Long-term	(252.436)	(323.812)	(248.278)	(342.098)

	(268.663)	(386.392)	(268.330)	(400.214)

(*) The values of the Consolidated are the same of the Parent Company.
c)	Sponsor contributions
     The contributions are as follows:

	Consolidated
	03/31/08	12/31/07
Overfunded pension plans	(11.419)	(103.201)
Underfunded pension plans	(100.517)	(630.779)
Underfunded other benefits	(22.012)	(109.339)
Complementary value (*)	(23.808)	(92.677)
Healt insurance plan for retired employee (*)	(7.662)	(20.822)

Total contributions	(165.418)	(956.818)

(*) Refers to actuarial liabilities
5.17 — Paid-up Capital
Preferred shares have the same rights as common shares, except for the right to elect the members of the Board of Directors. They have priority to a minimum annual dividend of 6% on the portion of capital represented by this class of share or 3% of the book net equity value of the share, whichever is greater.
At the Extraordinary Shareholders’ Meeting held on April 27, 2007 the capital stock was increased to R$28,000. The capital increase is due through capitalization of the expansion/ investment reserve in the amount of R$7,673 capitalization of the legal reserve in the amount of R$752, and capitalization of the fiscal incentives reserve in the amount of R$83 without new stock issue.
On August 30, 2007 the Extraordinary General Shareholders’ Meeting approved the forward-stock split. Since September 2007, each existing share, both common and preferred, became two shares.
For comparative purposes, the effects of the split were considered retroactively in the calculation of net income per share presented in the statement of income.
On December 31, 2007 the total capital reaches R$28,000, corresponding of 4,919,314,116 shares, being R$17,074 divided in 2,999,797,716 common shares and R$10,926 divided in 1,919,516,400 class “A” preferred shares, including twelve special class shares without par value.
The Board of Directors has the power, without the necessity of a statutory change, to deliberate the issue of new shares (authorized capital) including the capitalization of revenue and reserves until the authorized limit of 3,600,000,000 common shares and 7,200,000,000 preferred shares without par value.
The members of the Board of Directors and Executive Board together own 127,924 common shares and 596,705 preferred shares.

5.18 — Resources linked to future mandatory conversion in shares
In June, 2007, the Company issued mandatory convertible notes in the amount of R$3,601, net of interest R$3,064, with maturity in 2010. The notes, pay a coupon of 5.50% a.a quarterly and the right to receive the participation of the additional equivalent for the distribution in cash paid to the ADS’s holders. These notes were classified as a capital instrument, mainly because of the fact that there is no option, from the part of the Company or from the part of the holders to liquidate, totally or in part this operation with financial resources, being the conversion mandatory.
In alignment with the international practices and after analysis, was concluded that the Mandatory convertible notes are similar to equity notes and for this reason are recognized as a specific part of the equity, net of financial changes.
The resources linked to future mandatory conversion, net of interest, are represented by a maximum of 56,582,040 common shares are equivalent to R$2,111 and the ones represented by a maximum of 30,295,456 preferred shares are equivalent to R$926. All the shares are currently in treasury stock (see note 7.24).
5.19 — Treasury Stock
On 06/21/06 the Board of Directors approved a buy-back program of its preferred shares, during a maximum term of 180 days. By the end of the program, 30,299,200 preferred shares have been acquired.
On 03/31/08, the Company had 56,582,040 common shares and 30,341,012 preferred shares, which are held in treasury in the amount of R$790,218.

Shares
	Quantity		Unit acquisition cost			Average quoted market price
Class	03/31/08	12/31/07	Average	Low	High	03/31/08	12/31/07
Preferred	30.341.012	30.341.144	43,45	41,13	45,15	47,66	39,46
Common	56.582.040	56.582.040	4,63	3,34	8,68	55,81	46,73

	86.923.052	86.923.184

5.20 — Remuneration of Stockholders
On 04/30/2008, the Company will pay R$2,109,750 to stockholders. It will be pay R$1,150,495 as interest on stockholders’ equity and R$959,255 as dividends.
5.21 — Financial Results
Consolidated

	Quarter
	1Q/08			4Q/07			1Q/07
		Monetary and			Monetary and			Monetary and
		exchange rate			exchange rate			exchange rate
	Financial	variation on		Financial	variation on		Financial	variation on
	expenses	liabilities	Total	expenses	liabilities	Total	expenses	liabilities	Total
Foreign debt	(276.483)	29.956	(246.527)	(326.852)	207.586	(119.266)	(512.462)	435.973	(76.489)
Local debt	(277.524)	42.022	(235.502)	(243.252)	(11.666)	(254.918)	(265.932)	106.603	(159.329)
Related parties	(1.152)	(2.902)	(4.054)	18.090	(6.010)	12.080	(3.676)	(69)	(3.745)

	(555.159)	69.076	(486.083)	(552.014)	189.910	(362.104)	(782.070)	542.507	(239.563)

Labor, tax and civil contingencies	(76.830)	(49.613)	(126.443)	(70.144)	(189.089)	(259.233)	(32.155)	(9.082)	(41.237)
Derivatives, net of gain/losses (interest and currencies)	(37.263)	7.771	(29.492)	307.893	(36.671)	271.222	341.484	(5.635)	335.849
Derivatives, net of gain/losses (gold, aluminum, alumina, copper, nickel and platinum)	(510.408)	5.875	(504.533)	280.726	35.685	316.411	(174.638)	57.590	(117.048)
CPMF	(7.958)	—	(7.958)	(51.943)	—	(51.943)	(113.858)	—	(113.858)
Others	(364.347)	(259.286)	(623.633)	(521.357)	(644.758)	(1.166.115)	(643.060)	104.587	(538.473)

	(1.551.965)	(226.177)	(1.778.142)	(606.839)	(644.923)	(1.251.762)	(1.404.297)	689.967	(714.330)

		Monetary and			Monetary and			Monetary and
		exchange rate			exchange rate			exchange rate
	Financial	variation on		Financial	variation on		Financial	variation on
	income	assets	Total	income	assets	Total	income	assets	Total
Related parties	1.344	865	2.209	4.058	(5.611)	(1.553)	(3.294)	5.610	2.316
Marketable securities	53.719	3.437	57.156	63.000	26	63.026	55.245	23	55.268
Others	62.634	(400.024)	(337.390)	194.698	1.390.477	1.585.175	238.604	209.800	448.404

	117.697	(395.722)	(278.025)	261.756	1.384.892	1.646.648	290.555	215.433	505.988

Financial income (expenses), net	(1.434.268)	(621.899)	(2.056.167)	(345.083)	739.969	394.886	(1.113.742)	905.400	(208.342)

Parent company

	Accumulated
	03/31/08			03/31/07
		Monetary and			Monetary and
		exchange			exchange
	Financial	rate variation		Financial	rate variation
	expenses	on liabilities	Total	expenses	on liabilities	Total
Foreign debt	(19.527)	17.485	(2.042)	(175.169)	336.803	161.634
Local debt	(256.691)	33.233	(223.458)	(237.012)	73.871	(163.141)
Related parties	(457.368)	412.076	(45.292)	(476.208)	1.290.356	814.148

	(733.586)	462.794	(270.792)	(888.389)	1.701.030	812.641

Labor, tax and civil contingencies	(68.657)	(41.900)	(110.557)	(31.342)	(7.486)	(38.828)
Derivatives, net of gain/losses (interest and currencies)	(22.342)	10.636	(11.706)	348.498	(4.170)	344.328

Derivatives, net of gain/losses (gold)	(45.107)	(557)	(45.664)	(21.209)	(127)	(21.336)
CPMF	(3.891)	—	(3.891)	(96.020)	—	(96.020)
Others	(221.188)	(66.603)	(287.791)	(682.455)	(19.256)	(701.711)

	(1.094.771)	364.370	(730.401)	(1.370.917)	1.669.991	299.074

		Monetary			Monetary
		and exchange			and exchange
	Financial	rate variation		Financial	rate variation
	income	on assets	Total	income	on assets	Total
Related parties	7.028	(32.005)	(24.977)	7.255	(217.703)	(210.448)
Marketable securities	20.126	3.437	23.563	10.062	23	10.085
Others	9.073	43.824	52.897	1.140	286.282	287.422

	36.227	15.256	51.483	18.457	68.602	87.059

Financial income (expenses), net	(1.058.544)	379.626	(678.918)	(1.352.460)	1.738.593	386.133

5.22— Financial Instruments — Derivatives
Volatility of interest rates, exchange rates and commodity prices are the main market risks to which the company is exposed — all three are managed through derivative operations. These have the exclusive with aim of reducing exposure to risk. The company does not contract derivatives for speculative purposes.
The company monitor and evaluate the derivative positions on a regular basis and adjust its strategy in response to market conditions. Periodically the credit limits and credit worthiness of our counter-parties in these transactions are reviewed. In view of the policies and practices established for operations with derivatives, management considers the occurrence of non-measurable risk situations as unlikely.
The asset (liability) balances and the change in fair value of derivative financial instruments are as follows (unaudited):

	Consolidated
	Quarter
	1Q/08
			Products by
	Interest rates		aluminum
	(libor)/ Currencies	Gold	area	Copper	Nickel	Platinum	Total
Gains / (losses) unrealized on 12/31/07	1.107.744	(64.608)	(172.569)	(332.222)	73.557	(42.722)	569.180
Financial settlement	(47.759)	20.087	42.333	104.343	777	15.822	135.603
Financial expenses, net	(20.290)	(13.982)	(305.976)	(202.236)	(61.044)	(27.448)	(630.976)
Monetary variations, net	8.340	726	1.804	3.301	(2.388)	253	12.036

Gains / (losses) unrealized on 03/31/08	1.048.035	(57.777)	(434.408)	(426.814)	10.902	(54.095)	85.843

	4Q/07
			Products by
	Interest rates		aluminum
	(libor)/ Currencies	Gold	area	Copper	Nickel	Platinum	Total
Gains / (losses) unrealized on 09/30/07	1.191.138	(72.978)	(319.727)	(652.687)	5.895	(46.692)	104.949
Financial settlement	(354.995)	17.580	29.273	111.782	45.609	8.999	(141.752)
Financial expenses, net	308.272	(11.811)	107.009	186.708	22.832	(6.727)	606.283
Monetary variations, net	(36.671)	2.601	10.876	21.975	(779)	1.698	(300)

Gains / (losses) unrealized on 12/31/07	1.107.744	(64.608)	(172.569)	(332.222)	73.557	(42.722)	569.180

	1Q/07
			Products by
	Interest rates		aluminum
	(libor)/ Currencies	Gold	area	Copper	Nickel	Platinum	Total
Gains / (losses) unrealized on 12/31/06	(20.162)	(115.138)	(679.454)	(638.410)	34.593	(41.922)	(1.460.493)
Gains / (Losses) recognized upon consolidation of Inco	—	—	—	—	—	—	—
Financial settlement	6.539	26.236	61.416	80.140	(26.123)	—	148.208
Financial expenses, net	341.484	(9.972)	(9.079)	(91.312)	(50.406)	(13.869)	166.846
Monetary variations, net	(5.635)	4.440	28.075	23.118	(15)	1.972	51.955

Gains / (losses) unrealized on 03/31/07	322.226	(94.434)	(599.042)	(626.464)	(41.951)	(53.819)	(1.093.484)

	Parent Company
	03/31/08
	Interest rates (libor)/
	Currencies	Gold	Copper	Total
Gains / (losses) unrealized on 12/31/07	1.064.547	(45.256)	(1.923)	1.017.368
Financial settlement	(48.584)	13.962	314	(34.308)
Financial expenses, net	(22.342)	(9.861)	(35.246)	(67.449)
Monetary variations, net	10.636	464	(1.021)	10.079

Gains / (losses) unrealized on 03/31/08	1.004.257	(40.691)	(37.876)	925.690

	03/31/07
	Interest rates (libor)/
	Currencies	Gold	Copper	Total
Gains / (losses) unrealized on 12/31/06	5.064	(68.941)	46.227	(17.650)
Financial settlement	(60.514)	4.512	(3.497)	(59.499)
Financial expenses, net	348.498	(6.138)	(15.071)	327.289
Monetary variations, net	(4.170)	3.021	(3.148)	(4.297)

Gains / (losses) unrealized on 03/31/07	288.878	(67.546)	24.511	245.843

Final maturity dates for the above instruments are as follows:

Gold	Dezembro de 2008
Interest rates (LIBOR)	Setembro de 2019
Aluminum products	Dezembro de 2008
Copper	Dezembro de 2008
Nickel	Dezembro de 2009
Platinum	Dezembro de 2008
5.23 — Selling, Administrative, Other Operating Expenses and Non Operating Income

	Consolidated			Parent Company
Administrative	1Q/08	4Q/07	1Q/07	1Q/08	1Q/07
Personnel	179.068	196.993	206.128	96.584	69.567
Services (consulting, infrastructure and others)	113.228	132.361	69.008	37.371	23.122
Advertising and publicity	33.325	143.880	31.827	32.646	27.554
Depreciation	79.818	76.043	69.101	59.738	49.779
Travel expenses	11.925	11.851	9.408	7.327	5.784
Rents and taxes	10.192	20.754	41.870	7.252	7.790
Community aborigine	5.826	6.706	5.826	4.968	5.826
Others	23.311	31.489	112.136	29.507	16.924
Sales (*)	143.156	179.360	56.560	17.786	10.708

Total	599.849	799.437	601.864	293.179	217.054

(*) Expenses with offices abroad and allowance for doubtful accounts.

	Consolidated			Parent Company
Other operating expenses (income), net	1Q/08	4Q/07	1Q/07	1Q/08	1Q/07
Provisions for contingencies	(8.697)	88.836	19.919	—	—
Provision for loss on ICMS credits	49.124	42.031	12.949	34.411	(5.474)
Provision for profit sharing	47.667	157.785	223.475	26.010	99.696
Fundação Vale do Rio Doce — FVRD	13.195	11.032	12.047	13.195	12.047
Recoverable taxes — PIS and COFINS	(63.879)	(19.314)	(317.221)	(63.879)	(317.221)
Others	320.053	327.383	130.455	78.941	4.692

Total	357.463	607.753	81.624	88.678	(206.260)

	Consolidated			Parent Company
Non operating results - gain on sale of assets	1Q/08	4Q/07	1Q/07	1Q/08	1Q/07
Jubilee Mines N.L.	138.879	—	—	—	—

Total	138.879	—	—	—	--

Subsequent Events
In April 2008, the Company closed a contract with Banco Nacional do Desenvolvimento Econômico e Social (BNDES), The Brazilian National Development Bank, for a committed credit facility totaling R$ 7,3 billions, available for the next 60 months and with a 10-year tenor, with a view to financing part of investment plan for 2008-2012, in the amount of US$ 59 billions.

6 — Attachment I — Statement of Investments in Subsidiaries and Jointly-Controlled Companies

Period ended march 31, 2008	In thousands of reais
			Accounting information
	Participation (%)		Assets			Liabilities and stockholders’ equity			Statement of income
				Non-current			Non-current
					Investments,
					property plant		Long-term,
					and equipment		deferred income	Adjusted		Cost of	Operating		Income tax
					and deferred		and minority	stockholders’		products and	income	Non-operating	and Social	Adjusted net
	Total	Voting	Circulante	Long-term	charges	Current	interest	equity	Net revenues	services	(expenses)	result	contribution	income (loss)
Jointly-controlled companies
ALBRAS — Alumínio Brasileiro S.A.	51,00	51,00	604.976	1.341.711	1.085.835	666.750	603.029	1.762.743	507.262	(389.192)	(149.772)	—	(14.510)	(46.212)
ALUNORTE — Alumina do Norte do Brasil S.A.	57,03	61,74	912.211	12.099	5.067.604	616.833	1.297.515	4.077.566	574.017	(476.079)	(133.300)	—	(7.679)	(43.041)
Brasilux S.A.	100,00	100,00	3.713	28.548	—	11.777	—	20.484	—	—	120	—	(104)	16
Cadam S.A	61,48	100,00	146.015	57.714	197.775	37.844	70.773	292.888	48.209	(46.356)	(18.336)	—	—	(16.483)
Companhia Paulista de Ferro Ligas	100,00	100,00	72.680	175.760	1.525	141.272	95.233	13.460	—	—	3.248	—	561	3.809
Companhia Portuária Baia de Sepetiba — CPBS	100,00	100,00	312.167	6.312	157.735	271.000	34	205.180	66.299	(37.597)	1.938	—	(10.401)	20.239
CVRD International S.A.	100,00	100,00	10.115.396	52.984.839	47.135.461	6.637.265	45.851.036	57.747.394	5.619.280	(4.164.190)	(149.239)	—	(15.819)	1.290.032
CVRD Overseas Ltd.	100,00	100,00	544.537	311.896	933.689	1.265.058	35.104	489.961	781.375	(562.907)	(11.773)	—	—	206.695
Docepar S.A.	100,00	100,00	2.472	296.811	149	31.176	266.352	1.905	—	—	(6.128)	—	—	(6.128)
Ferro Gusa Carajás S.A.	100,00	100,00	156.603	991	346.926	119.610	673	384.237	52.263	(41.327)	(257)	—	(9.820)	859
Ferrovia Centro — Atlântica S.A.	100,00	100,00	306.366	108.522	1.568.455	163.042	1.943.742	(123.441)	169.763	(154.125)	(10.973)	—	—	4.665
Ferrovia Norte Sul S.A.	100,00	100,00	500	—	1.525.214	484.482	305.303	739.621	—	—	—	—	—	—
Florestas Rio Doce S.A.	99,90	100,00	8.378	25.542	3.694	5.740	7.766	24.110	—	—	534	—	(183)	351
Mineração Tacumã Ltda.	100,00	100,00	133	—	1.666.548	17.450	1.788.341	(139.110)	—	—	4.665	—	—	4.665
Minerações Brasileiras Reunidas S.A. — MBR (a)	92,99	92,99	423.748	24.502	5.161.511	926.003	921.475	3.762.283	—	(66.171)	66.209	—	5.716	5.754
Para Pigmentos S.A	86,17	85,57	113.557	16.403	235.343	153.898	129.903	81.502	47.141	(43.879)	(8.372)	—	—	(5.110)
Rio Doce Manganês S.A.	100,00	100,00	827.776	108.548	341.586	349.967	245.521	682.422	333.132	(126.553)	(27.043)	—	(35.319)	144.217
Rio Doce Manganèse Europe — RDME	100,00	100,00	277.881	45.224	51.168	102.184	16.155	255.933	169.891	(124.331)	6.142	—	(13.995)	37.707
Rio Doce Manganése Norway AS	100,00	100,00	204.576	—	56.446	43.261	91.358	126.403	107.091	(62.921)	(16.007)	—	(2.856)	25.307
Salobo Metais S.A.	100,00	100,00	71.563	—	1.030.091	24.310	779.279	298.065	—	—	—	—	—	—
Urucum Mineração S.A.	100,00	100,00	104.557	11.818	56.163	19.758	102.643	50.137	43.951	(22.564)	(5.768)	—	(4.799)	10.820
Valesul Alumínio S.A. (a)	100,00	100,00	135.339	87.995	522.411	75.645	32.547	637.555	100.607	(84.081)	(11.646)	—	(2.814)	2.066
Vale Australia Pty Ltd.	100,00	100,00	267.113	131.695	1.813.465	175.464	1.578.362	458.446	125.722	(125.987)	(44.022)	—	23.916	(20.371)
Vale Inco	100,00	100,00	8.349.072	145.600	47.987.384	3.884.092	39.114.515	13.483.450	4.189.022	(2.212.424)	(910.277)	138.879	(571.098)	634.102
Vale Overseas Ltd.	100,00	100,00	196.113	10.046.239	—	196.113	10.046.239	—	—	—	—	—	—	—

Jointly-controlled companies
Baovale Mineração S.A.	50,00	100,00	52.195	26	55.154	23.856	—	83.519	7.947	(1.406)	(234)	—	(892)	5.415
California Steel Industries, Inc.	50,00	50,00	781.139	—	427.594	356.869	262.364	589.499	640.379	(595.536)	(24.218)	—	(8.314)	12.311
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	50,00	50,00	202.455	26.746	248.283	181.084	131.029	165.372	107.763	(96.040)	(2.913)	—	(3.646)	5.164
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	50,89	51,00	208.797	69.937	142.117	214.704	49.048	157.097	144.995	(129.400)	(3.324)	—	(5.138)	7.133
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	50,90	51,00	179.681	60.816	163.490	174.478	64.411	165.101	136.495	(120.715)	(6.400)	—	(4.665)	4.715
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	51,00	51,11	258.164	70.144	348.217	416.343	61.892	198.291	213.860	(219.201)	(9.054)	—	1.219	(13.176)
Minas da Serra Geral S.A. — MSG	50,00	50,00	25.777	24.929	68.656	2.555	19.794	97.013	6.076	(2.507)	(856)	—	(567)	2.146
Mineração Rio do Norte S.A.	40,00	40,00	273.840	560.903	905.160	476.750	628.983	634.170	206.543	(121.170)	(17.206)	—	(25.009)	43.158
MRS Logística S.A. (a)	41,50	37,86	683.786	308.357	2.030.350	864.087	835.850	1.322.556	532.344	(301.262)	(39.274)	—	(70.363)	121.445
Samarco Mineração S.A.	50,00	50,00	688.695	426.946	3.335.163	1.738.683	1.716.262	995.859	576.988	(275.764)	(70.939)	—	(57.342)	172.943
Observances:

(a)	Includes direct and indirect participation.
Additional information of the main operational investee companies are available on the Vale website www.vale.com, investor relations.

7 —	REPORT OF THE INDEPENDENT ACCOUNTANTS

Deloitte.

Deloitte Touche Tohmatsu
Av. Pres. Wilson, 231
22º, 25º e 26º andares
20030-905 - Rio de Janeiro - RJ
Brasil

Tel.: +55 (21) 3981-0500
Fax: +55 (21) 3981-0600
www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT OF THE INDEPENDENT AUDITORS ON SPECIAL REVIEW

To the Shareholders and Board of Directors of
Companhia Vale do Rio Doce
Rio de Janeiro – RJ

1. We have carried out a special review of the Quarterly Financial Information (ITR) of Companhia Vale do Rio Doce ("Company"), holding company and consolidated, in respect of the quarter ended March 31, 2008, prepared in accordance with the rules of Brazilian Securities Commission (CVM) and under the responsibility of the Company's management, comprising the balance sheets, the statements of income and changes in shareholders' equity and the comments on the Company's performance. The Quarterly Financial Information's reviews for the quarter ended March, 31, 2008, of certain investees which investments were accounted for by the equity method were conducted under the responsibility of other independent auditors. Accordingly, the conclusions resulting from our review, related to the investments of the holding company as of March, 31, 2008, in the amount of R$13.483.450 thousand and the gain generated for the quarter ended on that date in the amounts of R$634.103 thousand, and related to the total assets of R$49.028.333 thousand equivalent to 36% of the total assets consolidated of the Company on that date and net operating revenues in the amounts of R$ 4.189.022 thousand equivalent to 30% of the Company's consolidated net operating revenues for the quarter ended on that date, are based exclusively on those other auditors' reviews reports.

2. Except as mentioned in paragraph 3, our special review was carried out in accordance with the specific procedures established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council, and consisted mainly of: (a) inquiries and discussion with the officers responsible for the Company's and its investees' accounting, financial and operational areas about the procedures adopted for preparing the Quarterly Financial Information (ITR), and (b) review of the information and subsequent events which have, or may have, relevant effects on the Company's and its investees' financial positions and operations.

3. The financial statements for the quarter ended March 31, 2008, of certain investees, in which there are relevant investments accounted for by the equity method, have not been reviewed by independent auditors. Accordingly, the conclusions resulting from our review do not cover: R$5.686.216 thousand of these investments of the holding company on March 31, 2008, and R$651.440 thousand of the loss generated for the quarter ended; total assets of R$3.969.756 thousand equivalent to 3% of the Company's consolidated total assets on that date, net operating revenues in the amounts of R$394.401 thousand equivalent to 3% of the Company's consolidated net operating revenues for the quarter ended on that date.

B — ADDITIONAL INFORMATION
8 — CASH GENERATION (UNAUDITED)
The consolidated operating cash generation measured by EBITDA (earnings before financial results, results of equity investments, interest, income tax and depreciation, amortization and depletion increased by dividends received) was R$6,637,827 on 03/31/2008 against R$8,396,435 on 03/31/2/07, a decrease of 26%.
EBITDA is not a BR GAAP measure and does not represent the expected cash flow for the periods presented and for this reason should not be considered as an alternative measure to net income (loss), as an indicator of our operating performance or as an alternative to cash flow as a source of liquidity.
Our definition of EBITDA may not be comparable with EBITDA as defined by other companies.
EBITDA

	1T/08	4T/07	1T/07
Resultado operacional — EBIT	5.324.899	5.055.326	8.079.998
Depreciação/Amortização de ágio	1.312.928	1.299.951	856.437

	6.637.827	6.355.277	8.936.435
Dividendos recebidos	—	75.018	—

EBITDA (LAJIDA)	6.637.827	6.430.295	8.936.435

Depreciação/Amortização de ágio	(1.312.928)	(1.299.951)	(856.437)
Dividendos recebidos	—	(75.018)	—
Resultado de participações societárias	(449.180)	(573.588)	(252.570)
Resultado não operacional	138.879	—	—
Resultado Financeiro líquido	(2.056.167)	394.886	(208.342)
Imposto de renda e contribuição social	(669.883)	(182.878)	(2.074.729)
Participações de minoritários	(35.653)	(284.078)	(449.034)

Lucro líquido do período	2.252.895	4.409.668	5.095.323

Consolidated EBITDA by segment

	EBITDA
Segments	1Q/08	4Q/07	1Q/07
Ferrous minerals	3.400.034	3.740.963	3.906.759
Non-ferrous minerals	2.738.195	2.154.930	4.076.544
Logistics	313.360	309.499	355.164
Holdings
Aluminum	261.798	308.220	656.982
Steel	21.602	(11.843)	10.593
Others	(97.162)	(71.474)	(69.607)

	6.637.827	6.430.295	8.936.435

9 —	MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE OPERATING RESULTS IN THE PERIODS OF THREE MONTHS ENDED MARCH 31, 2008 COMPARED WITH MARCH 31, 2007
As a result of the analysis some general aspects must be considered, as follows:
On 03/31/08 about 93% of the consolidated gross revenue and 49% of consolidated total cost are linked to other currencies different from real. As a result, exchange rate fluctuations have a significant impact on the financial expenses and income.
On 03/31/08, among the consolidated short-term and long-term loans, 64% are denominated in U.S. dollars. As a result, exchange rate fluctuations have a significant impact on the financial expenses and income.
The average dollar rate fell 17,6% between periods (R$1,7379 on 03/31/08 against R$2,1085 on 03/31/07), partially offset by price increases, and exchange rates between the periods fell 14,7% (R$1,7491 on 03/31/08 against R$2,0504 on 03/31/07).
The balance of Consolidated Trade Balance was of:

	In US$ million
	1Q/08	4Q/07	1Q/07
Exports	3.014	3.276	2.441
Imports	(276)	(422)	(177)

	2.738	2.854	2.264

9.1 — Consolidated
9.1.1 — Gross revenue

	In thousands of metric tons (except railroad transportation)			In thousands of reais
	1Q/08	4Q/07	1Q/07	1Q/08	4Q/07	1Q/07
Iron ore	64.789	66.382	55.792	5.200.468	5.752.799	4.905.667
Pellets (*)	9.856	10.522	9.581	1.434.914	1.574.292	1.555.379

	74.645	76.904	65.373	6.635.382	7.327.091	6.461.046

Manganese	146	256	83	69.161	64.414	13.113
Ferroalloys	123	126	124	503.757	491.534	288.144

				572.918	555.948	301.257

Copper	93	120	93	388.341	364.355	305.476
Finished copper	35	53	38	491.050	594.940	454.955
Nickel	66	68	71	3.278.585	3.606.934	5.973.019
Potash	158	174	161	111.458	104.029	66.887
Kaolin	263	349	269	92.710	131.923	105.327
Precious metals	740	20	22	270.225	180.092	192.551
Cobalt (t)	—	686	580	106.482	70.031	59.666

				4.738.851	5.052.304	7.157.881

Railroad transportation (millions of TKU) (**)	8.272	10.427	9.328	664.485	713.952	616.762
Port services	5.880	6.772	7.046	94.476	102.647	127.373
Boat services	—	—	—	21.709	19.274	12.960
Maritime transportation	—	—	—	6.176	7.468	50.282

				786.846	843.341	807.377

Aluminum	136	135	134	628.740	624.489	836.662
Alumina	833	959	700	481.803	552.075	510.962
Bauxite	993	1.110	1.239	61.314	69.976	84.678

				1.171.857	1.246.540	1.432.302

Steel	233	207	216	320.189	265.173	331.625
Pig iron	78	68	75	51.961	44.299	46.106
Coal	1.005	628	—	125.721	89.156	—
Other products and services	—	—	—	145.333	97.434	91.316

				643.204	496.062	469.047

				14.549.058	15.521.286	16.628.910

(*)	Includes revenues of providing services to subsidiaries of control shared in the amounts of R$20,226, R$24,719, and R$17,355 referring to the 1Q/08, 4Q/07, 1Q/07, respectively.

(**)	The Company carried through its railroad system of 5.747, 7.089 and 6.610 millions of TKUs of general cargo and 2.525, 3.338, and 2.718 millions of TKUs of iron ore for third parties in 1Q/08, 4Q/07, 1Q/07, respectively.

Sales volume and revenues by products and services:
The 13% gross revenue decrease, from R$16,628,910 to R$14,549,058 was due to:
•	Decrease of prices on nickel sales; and

•	The devaluation of the average dollar compared with the real in 17,6%.
Gross consolidated revenue by segment

				Holdings		Quarter
	Ferrous	Non - Ferrous
	Minerals	Minerals	Logistics	Aluminum	Others	1Q/08%		4Q/07%		1Q/07%
External market
Latin America	430.866	2.458	1.534	54.664	—	489.522	3	522.729	3	544.646	3
Canada	12.736	578.016	—	138.101	—	728.853	5	937.641	6	974.071	6
United States (USA)	62.000	986.540	892	112.955	372.151	1.534.538	11	1.490.425	10	1.943.062	12
Germany	707.240	232.969	1.031	2.326	—	943.566	6	910.850	6	832.641	5
Belgium	194.580	11.499	407	105.465	—	311.951	2	277.957	2	378.315	2
France	218.878	58.613	710	—	—	278.201	2	373.304	2	364.907	2
England	173.933	326.200	2.625	7.168	—	509.926	4	434.953	3	587.072	4
Italy	262.454	53.271	381	740	—	316.846	2	359.418	2	286.763	2
Europe, except for Germany, Belgium, France, England and Italy	435.342	305.435	4.836	269.893	1.964	1.017.470	7	1.110.678	7	809.107	5
Middle East/Africa/Oceania	259.972	29.733	468	61.424	2.445	354.042	2	462.805	3	415.262	2
China	1.934.614	481.136	1.828	16.880	—	2.434.458	17	2.825.714	18	2.645.635	16
South Korea	154.954	297.296	953	—	—	453.203	3	718.827	5	934.495	6
Japan	635.045	589.103	2.071	235.544	66.586	1.528.349	11	1.535.439	10	1.879.706	11
Taiwan	88.022	366.291	—	—	—	454.313	3	187.480	1	1.359.700	8
Ásia, other than China, South Korea, Japan and Taiwan	480.589	307.841	667	—	54.727	843.824	6	904.439	6	440.873	3

	6.051.225	4.626.401	18.403	1.005.160	497.873	12.199.062	84	13.052.659	84	14.396.255	87
Brazil	1.271.141	155.128	753.326	170.005	396	2.349.996	16	2.468.627	16	2.232.655	13

Total	7.322.366	4.781.529	771.729	1.175.165	498.269	14.549.058	100	15.521.286	100	16.628.910	100

9.1.2 — Cost of products and services

	Denominated in
	R$	Other currencies	1Q/08	4Q/07	1Q/07
Personnel	494.146	456.972	951.118	1.020.660	963.910
Material	854.427	702.013	1.556.440	1.239.932	1.155.540
Oil and gas	507.833	334.823	842.656	853.364	679.461
Outsourced services	691.727	437.222	1.128.949	1.423.557	996.571
Energy	375.993	78.923	454.916	447.927	462.009
Raw Material	7.287	636.551	643.838	882.518	1.482.813
Depreciation and depletion	549.432	682.543	1.231.975	1.222.658	734.600
Amortization of goodwill	—	—	—	—	51.416
Others	325.119	376.512	701.631	1.069.543	720.507

Total	3.805.964	3.705.559	7.511.523	8.160.159	7.246.827

	51%	49%

The 3,7% increase in the cost of products and services (R$7,511,523 on 03/31/08 against R$ 7,426,827 on 03/31/07) resulting in changes in volumes sold and prices adjustments of materials, oil and gas, energy and services that comprise production cost during the period.
9.1.3 — Selling and administrative expenses
Selling expenses increased by 153,1% from R$56,560 on 03/31/07 to R$143,156 on 03/31/08, while administrative expenses decreased by 16,2% from R$545,304 on 03/31/07 to R$456,693 on 03/31/08, basically due to decrease in personnel expenses, as well expenses with infrastructure and support.
9.1.4 — Research and development
Research and development increased by 38,5%, from R$239,050 on 03/31/07 to R$331,006 on 03/31/08, reflecting CVRD expansion plan to diversify production and expansion of production to meet world demand.
9.1.5 — Other operating expenses
Other operating expenses increased R$275,839, from R$81,624 on 03/31/07 to R$357,463 on 03/31/08.
9.1.6 — Net financial results
The net financial result had a change of R$1,847,825 (R$2,056,167 on 03/31/08 against R$208,342 on 03/31/07) reflecting the effects of the exchange rate variation of the real front to the dollar on debts which was partially offset with expenditure of exchange rate on the external, with increasing loss in derivatives (especially aluminum).

9.1.7 — Income tax and social contribution
Income tax and social contribution reflected an expense of R$669,883 on 03/31/08 compared with an expense of R$ 2,074,729 on 03/31/07, mainly caused by decrease of taxable income.
9.2 — Parent Company
9.2.1 — Gross revenue
The 17,0% increase in gross revenue (R$5,872,084 on 03/31/08 against R$5,017,236 on 03/31/07) is the result of the 42,7% increase in sales of tons of iron ore. These positive effects on the company’s revenue were partially decreased by the average valuation of 17% of the real face of the American currency, incident on revenue of the Company.
9.2.2 — Cost of products and services
Cost of products and services sold on 03/31/07 was R$2,776,367, against R$3,530,416 on 03/31/08 representing a 27,2% increase. The main factors are, higher volumes sold, contracts readjustments and the increase of assets, which results in an increase of expenses of depreciation.
9.2.3 — Gross margin
Gross margin decreased 5,2% (from 41,6% on 03/31/07 to 36,4% on 03/31/08), mainly caused by the devaluation of the dollar face of the real.
9.2.4 — Equity Results
The results of equity investments decreased by R$1,933,260 from R$3,333,801 on 03/31/07 to R$1,400,541on 03/31/08.
9.2.5 — Selling and administrative expenses
Selling expenses increased by R$7,078, from R$10,708 on 03/31/07 to R$17,786 on 03/31/08, while administrative expenses increased 33,5% from R$206,346 on 03/31/07 to R$275,393 on 03/31/08, basically due to increase in personnel expenses due to collective bargaining and expenses with professional services, infrastructure and support.
9.2.6 — Research and development
Research and development increased by 59,6%, from R$116,184 on 03/31/07 to R$185,447 on 03/31/08, reflecting the CVRD expansion plan to diversify production and expansion of production to meet world demand.
9.2.7 — Other operating expenses (income)
Other operating expenses decreased by R$294,938, from R$206,260 of incomes on 03/31/07 to R$88,678 of expenses on 03/31/08.
9.2.8 — Net financial results
The net financial results on 03/31/08 had a negative impact of R$1,065,051(expense of R$678,918 on 03/31/08 against income of R$386,133 on 03/31/07) basically due to the exchange rate variation effect of the Real against the dollar for the foreign debt.
9.2.9 — Income tax and social contribution
Income tax and social contribution had a revenue of R$73,891 on 03/31/08 compared with an expense of R$478,296 on 03/31/07, mainly caused by the decrease of taxable income.

10—   Board of Directors, Fiscal Council, Advisory Committees and Executive Officers

Board of Directors
Sérgio Ricardo Silva Rosa
Chairman
Mário da Silveira Teixeira Júnior
Vice-President
Luciano Galvão Coutinho
Francisco Augusto da Costa e Silva
João Batista Cavagliberi
Jorge Luiz Pacheco
José Ricardo Sasseron
Oscar Augusto de Camargo Filho
Renato da Cruz Gomes
Sandro Kohler Marcondes
Advisory Committees of the Board of Directors
Controlling Committee
Luiz Carlos de Freitas
Paulo Roberto Ferreira de Medeiros
Executive Development Committee
João Moisés de Oliveira
José Ricardo Sasseron
Oscar Augusto de Camargo Filho
Strategic Committee
Roger Agnelli
Gabriel Stoliar
Mário da Silveira Teixeira Júnior
Oscar Augusto de Camargo Filho
Sérgio Ricardo Silva Rosa
Finance Committee
Fabio de Oliveira Barbosa
Ivan Luiz Modesto Schara
Luiz Maurício Leuzinger
Wanderlei Viçoso Fagundes
Governance and Sustainability Committee
Jorge Luiz Pacheco
Renato da Cruz Gomes
Ricardo Simonsen
Fiscal Council
Marcelo Amaral Moraes
Chairman
Aníbal Moreira dos Santos
Bernard Appy
José Bernardo de Medeiros Neto
Alternate
Oswaldo Mário Pêgo de Amorim Azevedo
Tarcísio José Massote de Godoy
Marcos Coimbra
Executive Officers
Roger Agnelli
Chief Executive Officer and Investor Relations
Carla Grasso
Executive Officer for Human Resources and Corporate Services
Eduardo de Salles Bartolomeo
Executive Officer for Logistics
Fabio de Oliveira Barbosa
Chief Financial Officer and Investor Relations
Gabriel Stoliar
Executive Officer for Planning and Business Development
José Carlos Martins
Executive Officer for Ferrous Minerals
José Lancaster
Executive Officer for Copper, Coal and Aluminum
Murilo de Oliveira Ferreira
Executive Officer for Nickel and Basic Metals Comercialization
Tito Botelho Martins
Executive Officer for Corporate Affairs and Energy
Demian Fiocca
Executive Officer for Technology and Management
Marcus Vinícius Dias Severini
Chief Officer of Accounting and Control Department
Vera Lúcia de Almeida Pereira Elias
Chief Accountant
CRC-RJ — 043059/O-8

Equity Investee Information — 03/31/2008

Aluminum Area — Albras (Adjusted and Unaudited)

		2008					2007
Information		As of and for the three-month periods ended					Período de três meses findos em
		March 31	June 30	September 30	December 31	Total	31 de março	30 de junho	30 de setembro	31 de dezembro	Total

Quantity sold — external market	MT (thousand)	7	—	—	—	7	108	123	108	104	456
Quantity sold — internal market	MT (thousand)	109	—	—	—	109	7	6	7	6	26

Quantity sold — total	MT (thousand)	116	—	—	—	116	115	129	115	110	482

Average sales price — external market	US$	2,486.87	—	—	—	2,486.87	2,688.76	2,727.00	2,631.55	2,405.80	2,611.76
Average sales price — internal market	US$	2,307.59	—	—	—	2,307.59	2,500.55	2,689.00	2,599.78	2,196.61	2,372.90
Average sales price — total	US$	2,476.70	—	—	—	2,476.70	2,677.30	2,724.78	2,585.19	2,393.38	2,598.49

Long-term indebtedness, gross	US$	283,333	—	—	—	283,333	319,272	311,912	305,833	300,718	300,718
Short-term indebtedness, gross	US$	111,462	—	—	—	111,462	3,501	—	2,034	40,083	40,083

Total indebtedness, gross	US$	394,795	—	—	—	394,795	322,773	311,912	307,867	340,801	340,801

Stockholders’ equity	R$	1,762,743	—	—	—	1,762,743	1,593,343	1,661,559	1,851,784	1,775,488	1,775,488

Net operating revenues	R$	507,262	—	—	—	507,262	654,600	700,893	577,381	478,152	2,411,026
Cost of products	R$	(389,192)	—	—	—	(389,192)	(419,374)	(464,066)	(400,422)	(373,884)	(1,657,746)
Other expenses / revenues	R$	(33,556)	—	—	—	(33,556)	(23,417)	(34,666)	(29,700)	(48,011)	(135,794)
Depreciation, amortization and depletion	R$	18,680	—	—	—	18,680	18,427	39,204	1,029	15,669	74,329

EBITDA	R$	103,194	—	—	—	103,194	230,236	241,365	148,288	71,926	691,815
Depreciation, amortization and depletion	R$	(18,680)	—	—	—	(18,680)	(18,427)	(39,204)	(1,029)	(15,669)	(74,329)

EBIT	R$	84,514	—	—	—	84,514	211,809	202,161	147,259	56,257	617,486
Non recurrent intens (Write-down of assets)	R$	(6)				(6)	—	—	—	184	184
Net financial result	R$	(116,210)	—	—	—	(116,210)	34,420	(19,200)	128,740	67,136	211,096
Non operational results	R$	—				—	—	—	(5,519)	—	(5,519)

Income before income tax and social contribution	R$	(31,702)	—	—	—	(31,696)	246,229	182,961	270,480	123,577	823,247
Income tax and social contribution	R$	(14,510)	—	—	—	(14,510)	(50,055)	(114,746)	(80,256)	(13,901)	(258,957)

Net income	R$	(46,212)	—	—	—	(46,206)	196,174	68,215	190,224	109,676	564,290

Aluminum Area — MRN (Adjusted and Unaudited)

		2008					2007
Information		As of and for the three-month periods ended					Período de três meses findos em
		March 31	June 30	September 30	December 31	Total	31 de março	30 de junho	30 de setembro	31 de dezembro	Total

Quantity sold — external market	MT (thousand)	1,369	—	—	—	1,369	1,386	1,356	1,522	2,993	7,257
Quantity sold — internal market	MT (thousand)	2,621	—	—	—	2,621	3,350	2,969	2,939	1,365	10,623

Quantity sold — total	MT (thousand)	3,990	—	—	—	3,990	4,736	4,325	4,461	4,358	17,880

Average sales price — external market	US$	61.52	—	—	—	61.52	33.35	32.47	33.29	30.68	29.80
Average sales price — internal market	US$	53.89	—	—	—	53.89	27.04	27.04	27.69	34.42	33.38
Average sales price — total	US$	56.51	—	—	—	56.51	28.89	28.74	29.60	31.85	30.93

Long-term indebtedness, gross	US$	46,151	—	—	—	46,151	38,936	35,488	26,516	44,715	44,715
Short-term indebtedness, gross	US$	245,429	—	—	—	245,429	204,362	223,553	207,048	147,619	147,619

Total indebtedness, gross	US$	291,580	—	—	—	291,580	243,298	259,041	233,564	192,334	192,334

Stockholders’ equity	R$	634,170	—	—	—	634,170	715,623	825,859	933,029	592,007	592,007

Net operating revenues	R$	206,543	—	—	—	206,543	284,926	249,740	253,386	235,716	1,023,768
Cost of products	R$	(121,170)	—	—	—	(121,170)	(142,081)	(133,000)	(133,695)	(133,914)	(542,690)
Other expenses / revenues	R$	(4,622)	—	—	—	(4,622)	(5,183)	(5,832)	(2,840)	(5,273)	(19,128)
Depreciation, amortization and depletion	R$	28,386	—	—	—	28,386	27,234	27,984	27,491	28,118	110,827

EBITDA	R$	109,137	—	—	—	109,137	164,896	138,892	144,342	124,647	572,777
Depreciation, amortization and depletion	R$	(28,386)	—	—	—	(28,386)	(27,234)	(27,984)	(27,491)	(28,118)	(110,827)

EBIT	R$	80,751	—	—	—	80,751	137,662	110,908	116,851	96,529	461,950
Net financial result	R$	(12,584)	—	—	—	(12,584)	4,991	10,310	2,490	2,730	20,521

Income before income tax and social contribution	R$	68,167	—	—	—	68,167	142,653	121,218	119,341	99,259	482,471
Income tax and social contribution	R$	(25,009)	—	—	—	(25,009)	(12,368)	(10,530)	(12,171)	(10,128)	(45,197)

Net income	R$	43,158	—	—	—	43,158	130,285	110,688	107,170	89,131	437,274

Aluminum Area — Alunorte (Adjusted and Unaudited)

		2008					2007
Information		As of and for the three-month periods ended					Período de três meses findos em
		March 31	June 30	September 30	December 31	Total	31 de março	30 de junho	30 de setembro	31 de dezembro	Total

Quantity sold — external market	MT (thousand)	814	—	—	—	814	699	769	828	933	3,229
Quantity sold — internal market	MT (thousand)	235	—	—	—	235	244	252	248	271	1,015

Quantity sold — total	MT (thousand)	1,049	—	—	—	1,049	943	1,021	1,076	1,204	4,244

Average sales price — external market	US$	322.36	—	—	—	322.36	344.85	349.61	340.23	312.26	335.38
Average sales price — internal market	US$	287.59	—	—	—	287.59	309.77	311.69	306.88	275.46	300.38
Average sales price — total	US$	314.57	—	—	—	314.57	335.77	340.25	332.54	303.98	327.01

Long-term indebtedness, gross	US$	740,000	—	—	—	740,000	527,944	558,388	483,873	627,264	595,000
Short-term indebtedness, gross	US$	20,037	—	—	—	20,037	—	—	—	—	32,264

Total indebtedness, gross	US$	760,037	—	—	—	740,000	527,944	558,388	483,873	627,264	627,264

Stockholders’ equity	R$	4,077,566	—	—	—	4,077,566	3,602,210	3,766,403	4,119,110	4,136,553	4,120,607

Net operating revenues	R$	574,017	—	—	—	574,017	670,033	669,980	713,458	655,750	2,709,221
Cost of products	R$	(476,079)	—	—	—	(476,079)	(383,541)	(430,068)	(479,498)	(512,055)	(1,805,162)
Other expenses / revenues	R$	(25,223)	—	—	—	(25,223)	(15,470)	(21,684)	(17,934)	(30,690)	(85,778)
Depreciation, amortization and depletion	R$	36,013	—	—	—	36,013	27,145	31,041	28,305	30,193	116,684

EBITDA	R$	108,728	—	—	—	108,728	298,167	249,269	244,331	143,198	934,965
Depreciation, amortization and depletion	R$	(36,013)	—	—	—	(36,013)	(27,145)	(31,041)	(28,305)	(30,193)	(116,684)

EBIT	R$	72,715	—	—	—	72,715	271,022	218,228	216,026	113,005	818,281
Net financial result	R$	(108,077)	—	—	—	(108,077)	40,691	(29,795)	57,674	52,961	121,531
Non recurrent intens (Write-down of assets)	R$	—				—	—	—	(37)	108	71

Income before income tax and social contribution	R$	(35,362)	—	—	—	(35,362)	311,713	188,433	273,663	166,074	939,883
Income tax and social contribution	R$	(7,679)	—	—	—	(7,679)	(37,767)	(24,240)	(69,500)	(24,958)	(156,465)

Net income	R$	(43,041)	—	—	—	(43,041)	273,946	164,193	204,163	141,116	783,418

Aluminum Area — Valesul (Adjusted and Unaudited)

		2008					2007
Information		As of and for the three-month periods ended					Período de três meses findos em
		March 31	June 30	September 30	December 31	Total	31 de março	30 de junho	30 de setembro	31 de dezembro	Total

Quantity sold — external market	MT (thousand)	4	—	—	—	4	9	10	8	8	35
Quantity sold — internal market	MT (thousand)	16	—	—	—	16	10	16	15	30	71

Quantity sold — total	MT (thousand)	20	—	—	—	20	19	26	23	38	106

Average sales price — external market	US$	2,653.70	—	—	—	2,653.70	2,828.64	2,902.69	2,750.68	2,580.48	2,777.48
Average sales price — internal market	US$	3,786.95	—	—	—	3,786.95	4,037.71	4,068.49	4,045.36	3,415.84	3,722.07
Average sales price — total	US$	3,560.30	—	—	—	3,560.30	3,512.03	3,652.13	3,696.79	3,177.17	3,410.18

Stockholders’ equity	R$	637,555	—	—	—	637,555	279,134	662,457	671,728	649,126	649,126

Net operating revenues	R$	100,607	—	—	—	100,607	146,650	139,569	123,409	120,724	530,352
Cost of products	R$	(84,081)	—	—	—	(84,081)	(100,019)	(108,609)	(98,114)	(103,968)	(410,710)
Other expenses / revenues	R$	(10,741)	—	—	—	(10,741)	(7,436)	(6,773)	(10,399)	(7,611)	(32,219)
Depreciation, amortization and depletion	R$	8,099	—	—	—	8,099	3,765	3,662	6,691	6,718	20,836

EBITDA	R$	13,884	—	—	—	13,884	42,960	27,849	21,587	15,863	108,259
Depreciation, amortization and depletion	R$	(8,099)	—	—	—	(8,099)	(3,765)	(3,662)	(6,691)	(6,718)	(20,836)

EBIT	R$	5,785	—	—	—	5,785	39,195	24,187	14,896	9,145	87,423
Net financial result	R$	(905)	—	—	—	(905)	(503)	(392)	(188)	(1,021)	(2,104)

Income before income tax and social contribution	R$	4,880	—	—	—	4,880	38,692	23,795	14,708	8,124	85,319
Income tax and social contribution	R$	(2,814)	—	—	—	(2,814)	(6,298)	(5,434)	(5,437)	(10,727)	(27,896)

Net income	R$	2,066	—	—	—	2,066	32,394	18,361	9,271	(2,603)	57,423

Pellets Area — Hispanobras (Adjusted and Unaudited)

		2008					2007
Information		As of and for the three-month periods ended					As of and for the three-month periods ended
		March 31	June 30	September 30	December 31	Total	31 de março	30 de junho	30 de setembro	31 de dezembro	Total

Quantity sold — external market	MT (thousand)	404	—	—	—	404	565	504	527	879	2,475
Quantity sold — internal market	MT (thousand)	710	—	—	—	710	800	620	510	60	1,990

Quantity sold — total	MT (thousand)	1,114	—	—	—	1,114	1,365	1,124	1,037	939	4,465

Average sales price — external market	US$	71.45	—	—	—	71.45	69.26	77.40	72.50	73.25	72.97
Average sales price — internal market	US$	75.95	—	—	—	75.95	72.97	79.73	74.88	76.94	75.93
Average sales price — total	US$	74.32	—	—	—	74.32	71.43	78.69	73.67	75.39	74.71

Short-term indebtedness, gross	US$	75,338	—	—	—	75,338	6,213	9,338	14,212	45,583	45,583

Total indebtedness, gross	US$	75,338	—	—	—	75,338	6,213	9,338	14,212	45,583	45,583

Stockholders’ equity	R$	157,097	—	—	—	157,097	167,293	149,665	159,658	149,964	149,964

Net operating revenues	R$	144,995	—	—	—	144,995	205,706	175,156	146,352	127,964	655,178
Cost of products	R$	(129,399)	—	—	—	(129,399)	(164,230)	(145,097)	(100,792)	(138,321)	(548,440)
Other expenses / revenues	R$	(4,226)	—	—	—	(4,226)	(2,313)	(3,659)	(28,043)	(2,325)	(36,340)
Depreciation, amortization and depletion	R$	1,832	—	—	—	1,832	2,146	1,744	1,624	2,820	8,334

EBITDA	R$	13,202	—	—	—	13,202	41,309	28,144	19,141	(9,862)	78,732
Depreciation, amortization and depletion	R$	(1,832)	—	—	—	(1,832)	(2,146)	(1,744)	(1,624)	(2,820)	(8,334)

EBIT	R$	11,370	—	—	—	11,370	39,163	26,400	17,517	(12,682)	70,398
Net financial result	R$	901	—	—	—	901	(3,060)	(3,412)	(2,004)	(1,425)	(9,901)

Income before income tax and social contribution	R$	12,271	—	—	—	12,271	36,103	22,988	15,513	(14,107)	60,497
Income tax and social contribution	R$	(5,138)	—	—	—	(5,138)	(12,506)	(8,787)	(5,521)	4,413	(22,401)

Net income	R$	7,133	—	—	—	7,133	23,597	14,201	9,992	(9,694)	38,096

Pellets Area — Itabrasco (Adjusted and Unaudited)

		2008					2007
Information		As of and for the three-month periods ended					Período de três meses findos em
		March 31	June 30	September 30	December 31	Total	31 de março	30 de junho	30 de setembro	31 de dezembro	Total

Quantity sold — external market	MT (thousand)	185	—	—	—	185	589	701	282	439	2,011
Quantity sold — internal market	MT (thousand)	843	—	—	—	843	283	657	562	605	2,107

Quantity sold — total	MT (thousand)	1,028	—	—	—	1,028	872	1,358	844	1,044	4,118

Average sales price — external market	US$	75.36	—	—	—	75.36	75.72	74.48	77.40	75.60	75.60
Average sales price — internal market	US$	75.11	—	—	—	75.11	71.33	73.81	75.02	74.37	73.64
Average sales price — total	US$	75.15	—	—	—	75.15	73.53	74.16	75.82	74.89	74.60

Short-term indebtedness, gross	US$	51,974	—	—	—	51,974	—	—	32,376	42,600	42,600

Total indebtedness, gross	US$	51,974	—	—	—	51,974	—	—	32,376	42,600	42,600

Stockholders’ equity	R$	165,101	—	—	—	165,101	143,226	117,480	126,996	160,386	160,386

Net operating revenues	R$	136,495	—	—	—	136,495	136,746	201,246	124,047	139,642	601,681
Cost of products	R$	(120,715)	—	—	—	(120,715)	(111,373)	(171,403)	(116,301)	(124,474)	(523,551)
Other expenses / revenues	R$	(4,902)	—	—	—	(4,902)	2,557	(7,720)	9,391	(3,852)	376
Depreciation, amortization and depletion	R$	2,560	—	—	—	2,560	(1,325)	4,645	1,137	2,160	6,617

EBITDA	R$	13,438	—	—	—	13,438	26,605	26,768	18,274	13,476	85,123
Depreciation, amortization and depletion	R$	(2,560)	—	—	—	(2,560)	1,325	(4,645)	(1,137)	(2,160)	(6,617)

EBIT	R$	10,878	—	—	—	10,878	27,930	22,123	17,137	11,316	78,506
Net financial result	R$	(1,498)	—	—	—	(1,498)	(2,229)	(1,148)	(1,784)	(1,216)	(6,377)

Income before income tax and social contribution	R$	9,380	—	—	—	9,380	25,701	20,975	15,353	10,100	72,129
Income tax and social contribution	R$	(4,665)	—	—	—	(4,665)	(9,706)	(7,751)	(6,198)	(8,779)	(32,434)

Net income	R$	4,715	—	—	—	—	15,995	13,224	9,155	1,321	39,695

Pellets Area — Kobrasco (Adjusted and Unaudited)

		2008					2007
Information		As of and for the three-month periods ended					Período de três meses findos em
		March 31	June 30	September 30	December 31	Total	31 de março	30 de junho	30 de setembro	31 de dezembro	Total

Quantity sold — external market	MT (thousand)	434	—	—	—	434	323	83	155	378	939
Quantity sold — internal market	MT (thousand)	270	—	—	—	270	895	1,120	1,050	243	3,308

Quantity sold — total	MT (thousand)	704	—	—	—	704	1,218	1,203	1,205	621	4,247

Average sales price — external market	US$	75.23	—	—	—	75.23	70.85	71.00	70.23	75.61	72.68
Average sales price — internal market	US$	73.64	—	—	—	73.64	71.75	72.00	80.03	70.43	72.79
Average sales price — total	US$	74.62	—	—	—	74.62	71.51	72.00	78.77	73.58	72.77
Long-term indebtedness, gross	US$	104,946	—	—	—	104,946	54,837	54,837	54,845	53,139	53,139
Short-term indebtedness, gross	US$	66,424				66,424	—	—	—	98,604	98,604

Total indebtedness, gross	US$	171,370	—	—	—	171,370	54,837	54,837	54,845	151,743	151,743

Stockholders’ equity	R$	165,372	—	—	—	165,372	115,240	134,741	152,850	160,208	160,208

Net operating revenues	R$	107,763	—	—	—	107,763	183,621	177,206	181,770	110,990	653,587
Cost of products	R$	(96,040)	—	—	—	(96,040)	(154,038)	(145,562)	(156,395)	(100,710)	(556,705)
Other expenses / revenues	R$	(3,144)	—	—	—	(3,144)	(3,380)	(3,743)	(3,374)	(2,388)	(12,885)
Depreciation, amortization and depletion	R$	2,747	—	—	—	2,747	2,760	2,760	3,866	3,361	12,747

EBITDA	R$	11,326	—	—	—	11,326	28,963	30,661	25,867	11,253	96,744
Depreciation, amortization and depletion	R$	(2,747)	—	—	—	(2,747)	(2,760)	(2,760)	(3,866)	(3,361)	(12,747)

EBIT	R$	8,579	—	—	—	8,579	26,203	27,901	22,001	7,892	83,997
Net financial result	R$	231	—	—	—	231	4,983	4,983	6,235	2,671	18,872

Income before income tax and social contribution	R$	8,810	—	—	—	8,810	31,186	32,884	28,236	10,563	102,869
Income tax and social contribution	R$	(3,646)	—	—	—	(3,646)	(11,392)	(13,383)	(10,127)	(3,205)	(38,107)

Pellets Area — Nibrasco (Adjusted and Unaudited)

		2008					2007
Information		As of and for the three-month periods ended					As of and for the three-month periods ended
		March 31	June 30	September 30	December 31	Total	31 de março	30 de junho	30 de setembro	31 de dezembro	Total

Quantity sold — external market	MT (thousand)	584	—	—	—	584	658	1,091	595	877	2,156
Quantity sold — internal market — CVRD	MT (thousand)	927	—	—	—	927	1,298	495	944	1,085	4,887
Quantity sold — internal market — Others	MT (thousand)	—	—	—	—	—	35	—	—	—	35

Quantity sold — total	MT (thousand)	1,511	—	—	—	1,511	1,991	1,586	1,539	1,962	7,078

Average sales price — external market	US$	72.93	—	—	—	72.93	69.98	73.82	72.73	73.76	72.57
Average sales price — internal market	US$	70.19	—	—	—	70.19	67.80	68.15	71.32	71.30	69.69
Average sales price — total	US$	71.25	—	—	—	71.25	67.33	72.05	71.85	72.40	70.77

Long-term indebtedness, gross	US$	—	—	—	—	—	2,782	—	2,199	—	—
Short-term indebtedness, gross	US$	92,376				92,376	—	26,989	54,875	96,177	96,177

Total indebtedness, gross	US$	92,376	—	—	—	92,376	2,782	—	57,074	96,177	96,177

Stockholders’ equity	R$	198,291	—	—	—	198,291	189,798	187,414	205,218	211,467	211,467

Net operating revenues	R$	213,860	—	—	—	213,860	301,046	255,440	247,330	271,665	1,075,481
Cost of products	R$	(219,200)	—	—	—	(219,200)	(237,777)	(249,085)	(219,861)	(255,887)	(962,610)
Other expenses / revenues	R$	(10,402)	—	—	—	(10,402)	(27,159)	(7,795)	(3,011)	(6,159)	(44,124)
Depreciation, amortization and depletion	R$	4,271	—	—	—	4,271	(2,917)	8,775	2,954	3,344	12,156

EBITDA	R$	(11,471)	—	—	—	(11,471)	33,193	7,335	27,412	12,963	80,903
Depreciation, amortization and depletion	R$	(4,271)	—	—	—	(4,271)	2,917	(8,775)	(2,954)	(3,344)	(12,156)

EBIT	R$	(15,742)	—	—	—	(15,742)	36,110	(1,440)	24,458	9,619	68,747
Net financial result	R$	1,346	—	—	—	1,346	(404)	335	2,815	245	2,991

Income before income tax and social contribution	R$	(14,396)	—	—	—	(14,396)	35,706	(1,105)	27,273	9,864	71,738
Income tax and social contribution	R$	1,219	—	—	—	1,219	(13,008)	(1,280)	(9,459)	(3,625)	(27,372)

Net income	R$	(13,177)	—	—	—	(13,177)	22,698	(2,385)	17,814	6,239	44,366

Pellets Area — Samarco (Adjusted and Unaudited)

		2008					2007
Information		As of and for the three-month periods ended					Período de três meses findos em
		March 31	June 30	September 30	December 31	Total	31 de março	30 de junho	30 de setembro	31 de dezembro	Total

Quantity sold — Pellets	MT (thousand)	3,010	—	—	—	3,010	3,003	3,742	3,241	4,373	14,359
Quantity sold — Iron ore	MT (thousand)	168	—	—	—	168	463	638	302	358	1,761

Average sales price — Pellets	US$	105.51	—	—	—	105.51	77.51	82.38	83.61	82.58	81.70
Quantity sold — Iron ore	US$	47.61	—	—	—	47.61	46.79	46.78	45.30	49.14	47.01

Long-term indebtedness, gross	US$	799,634	—	—	—	799,634	737,926	817,457	807,753	799,087	799,087
Short-term indebtedness, gross	US$	591,496	—	—	—	591,496	192,157	323,841	397,992	572,218	572,218

Total indebtedness, gross	US$	1,391,130	—	—	—	1,391,130	930,083	1,141,298	1,205,745	1,371,305	1,371,305

Stockholders’ equity	R$	995,859	—	—	—	995,859	970,015	1,018,112	1,175,289	823,011	823,011

Net operating revenues	R$	576,988	—	—	—	576,988	557,293	667,398	551,937	684,666	2,461,294
Cost of products	R$	(275,764)	—	—	—	(275,764)	(233,161)	(269,773)	(221,186)	(339,323)	(1,063,443)
Other expenses / revenues	R$	(76,574)	—	—	—	(76,574)	(39,119)	(152,413)	(62,990)	(123,636)	(378,158)
Depreciation, amortization and depletion	R$	13,635	—	—	—	13,635	13,884	15,631	16,346	16,555	62,416

EBITDA	R$	238,285	—	—	—	238,285	271,129	260,843	284,107	238,262	1,082,109
Depreciation, amortization and depletion	R$	(13,635)	—	—	—	(13,635)	(13,884)	(15,631)	(16,346)	(16,555)	(62,416)

EBIT	R$	224,650	—	—	—	224,650	257,245	245,212	267,761	221,707	1,019,693
Result of equity investiments	R$	—	—	—	—	—	4,856	6,120	2,532	(13,508)	—
Net financial result	R$	5,635	—	—	—	5,635	73,965	26,485	43,064	45,347	188,861

Income before income tax and social contribution	R$	230,285	—	—	—	230,285	336,066	277,817	313,357	253,546	1,208,554
Income tax and social contribution	R$	(57,342)	—	—	—	(57,342)	(65,216)	(66,798)	(64,235)	(40,322)	(236,571)

Net income	R$	172,943	—	—	—	172,943	270,850	211,019	249,122	213,224	971,983

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: April 28, 2008	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations